[English Translation of Convocation Notice Originally Issued in the Japanese Language]

【Note】 **This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the Japanese original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.**

Ticker: MRM

March 12, 2024

MEDIROM Healthcare Technologies Inc.

Tradepia Odaiba 2-3-1 Daiba, Minato-ku,

Tokyo, Japan, 135-0091

Notice of Convocation of the 24th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the 24th Ordinary General Meeting of Shareholders of MEDIROM Healthcare Technologies Inc. (the "Company"). The meeting will be held at the head office of the Company (16F, Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan) on Friday, March 29, 2024 at 9:00 a.m., Japan Standard Time. At the meeting, you will be asked to consider the following proposals: (1) to amend the Company's Articles of Incorporation; (2) to re-elect four (4) directors to serve for the ensuing year as members of the Board of Directors; (3) to re-elect three (3) corporate auditors to serve for the ensuing four (4) years as members of the Board of Corporate Auditors; and (4) to approve the Company's 2024 Equity Incentive Compensation Plan. The accompanying *Details of the 24th Ordinary General Meeting of Shareholders* describe these matters in more detail. We urge you to read this information carefully. The Board of Directors recommends a vote "**FOR**" each of the proposals.

YOUR VOTE IS VERY IMPORTANT. In the event you cannot attend the meeting in person, you may vote your common shares by completing, dating and signing the proxy card enclosed herein. To do so, please review the accompanying *Reference Documents for General Meeting of Shareholders*, and make sure to mail the completed proxy card in accordance with the instructions included in this notice of convocation.

Details of the 24th Ordinary General Meeting of Shareholders

1. **Date and Time:** Friday, March 29, 2024, at 9:00 a.m., Japan Standard Time
2. **Venue:** Head Office of the Company (16F, Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan)
3. **Agenda:**

   Matters to be reported:

   The Business Report and the Non-Consolidated (Audited) Financial Statements for the 24th fiscal year (from January 1, 2023 to December 31, 2023), which financial statements are based upon our statutory financial results prepared in accordance with Japanese generally accepted accounting principles ("GAAP"), and have not been reviewed or audited under U.S. GAAP. As such, these financial results and financial statements may differ in material respects from the audited consolidated financial results and financial statements prepared in accordance with U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission (the "SEC") and available at www.sec.gov. The discussion of our financial results and financial statements under Japanese GAAP is presented to our shareholders and holders of American Depository Shares, each representing one (1) common share of the Company (the "ADSs"), solely for purposes of compliance with requirements under the Japanese Companies Act in connection with our annual meeting of shareholders. The Business Report and the Non-Consolidated (Audited) Financial Statements are attached to this notice of convocation as Annex A.

Matters to be resolved:

Proposal 1: To amend the Company's Articles of Incorporation;

Proposal 2: To re-elect four (4) directors to serve for the ensuing year as members of the Board of Directors;

Proposal 3: To re-elect three (3) corporate auditors to serve for the ensuing four (4) years as members of the Board of Corporate Auditors; and

Proposal 4: To approve the Company's 2024 Equity Incentive Compensation Plan.

Recommendation of the Board

Our Board of Directors unanimously recommends that the shareholders and ADS holders vote "**FOR**" each of the proposals listed above.

* If you attend the meeting in person, please complete the proxy card enclosed herein and submit the completed proxy card at the reception desk at the meeting location on the day of the meeting.

* If you are a holder of the common shares of the Company and you cannot attend the meeting in person, you may vote your common shares by completing, dating and signing the proxy card enclosed herein. To do so, please review the accompanying Reference Documents for General Meeting of Shareholders, and make sure to mail the completed proxy card for the Company to receive NO LATER THAN 6:00 P.M., JAPAN STANDARD TIME, ON THURSDAY, MARCH 28, 2024.

* If you are a holder of the ADSs, each representing one (1) common share of the Company, you may instruct Bank of New York Mellon, as the depositary for the ADSs, as to how to vote the number of deposited common shares your ADSs represent. The accompanying Reference Documents for General Meeting of Shareholders describe the matters to be voted on and explain how you, as an ADS holder, may instruct the depositary as to how to vote. For voting instructions to be valid, they must reach the depositary by the date and time set by the depositary (which shall be NO LATER THAN 12 P.M., EASTERN STANDARD TIME, ON FRIDAY, MARCH 22, 2024). The depositary will try, as far as practical, subject to the laws of Japan and the provisions of our Articles of Incorporation or similar documents, to vote or to have its agents vote the common shares as instructed by you.

* The depositary will not exercise any discretion in voting the deposited common shares and it will only vote or attempt to vote as instructed, with the exception that, under certain circumstances, the depositary may give a discretionary proxy to a person designated by us to vote the number of common shares of certain ADS holders.

Reference Documents for General Meeting of Shareholders

Proposal 1: To amend the Company's Articles of Incorporation

I. Reason for Amendment and Details

(1) To abolish the requirement for the Company to retain a Japanese accounting auditor (Relevant to Articles 4 and 36 through 38 of the Articles of Incorporation)

Based on the financial statements for fiscal year 2023, we did not fall within the category of a "Large Company" defined under the Companies Act, and thus we are no longer required to retain a Japanese accounting auditor under Japanese law. The proposal is to reflect this consequence by amending our Articles of Incorporation. Please note that this amendment only applies to the Japanese accounting auditor engaged under local law for audits under Japanese GAAP, and we will continue to be audited by our independent auditor engaged for audits under U.S. GAAP.

(2) To amend the timing of holding annual meetings of shareholders (Relevant to Article 10, 11, and 40 of the Articles of Incorporation)

Our Articles of Incorporation provide that the Company is required to hold the annual meeting of shareholders within three (3) months after the end of each fiscal year, which is customary in Japan, and the Company reports its business and financial results at the meeting. In the U.S., on the other hand, we prepare and disclose an annual report with financial statements audited by our auditor, which is due within four (4) months after the end of the fiscal year. Believing it better to hold the annual meeting of shareholders after the filing of the annual report in the U.S., we hereby propose to amend the Articles of Incorporation to enable us to hold the annual meeting of shareholders within five (5) months of the end of the fiscal year. With this amendment, we also propose to amend the record date for votes at an annual meeting of shareholders and for year-end dividends.

(The underlined indicates portions to be amended.)

Current	Post-Amendment
Article 4 (Organizational Bodies) The Company shall have the following organizational bodies in addition to meetings of the shareholders and directors: (1) Board of directors; (2) Corporate auditors; (3) Board of corporate auditors; and (4) Accounting auditor.	Article 4 (Organizational Bodies) The Company shall have the following organizational bodies in addition to meetings of the shareholders and directors: (1) Board of directors; (2) Corporate auditors; and (3) Board of corporate auditors. (Deleted)
Article 10 (Convocation) The Company shall convene an annual meeting of the shareholders within three (3) months of the last day of each fiscal year, and an extraordinary meeting of the shareholders, as and when required.	Article 10 (Convocation) The Company shall convene an annual meeting of the shareholders within five (5) months of the last day of each fiscal year, and an extraordinary meeting of the shareholders, as and when required.
Article 11 (Record Date for Annual Shareholders Meetings)	Article 11 (Record Date for Annual Shareholders Meetings)

The record date for voting rights at an annual meeting of the shareholders shall be <u>December 31 of the preceding year</u>.	The record date for voting rights at an annual meeting of the shareholders shall be <u>the last day of February of each year</u>.
<u>Chapter VII Accounting Auditor</u>	(Deleted)
<u>Article 36 (Election)</u> <u>A financial auditor shall be elected by a resolution at a meeting of the shareholders.</u> <u> </u>	(Deleted)

<u>Article 37 (Term of Office)</u>
    1.   <u>The term of office of the financial auditor shall be until the conclusion of the annual meeting of the shareholders for the last fiscal year ending within one (1) year of the election.</u>
    2.   <u>Unless otherwise specifically resolved at the annual meeting of the shareholders, the financial auditor shall be deemed reelected at such annual meeting of the shareholders.</u>
	(Deleted)

<u>Article 38 (Independent Accounting Auditor's Limitation of Liability)</u> <u>Pursuant to the provisions of Article 427 of the Companies Act, the Company may enter into an agreement with the accounting auditor to limit such accounting auditor's liabilities for loss or damage arising from such accounting auditor's conduct under Article 423 of the Companies Act, provided, however, that the maximum amount that the Company may limit under such agreement shall be the higher of: (i) an amount greater than one million (1,000,000) yen which shall be set forth in the agreement; and (ii) the amount permitted by applicable law.</u>	(Deleted)
<u>Chapter VIII</u> Accounts	Chapter <u>VII</u> Accounts
Articles 3<u>9</u> (No Changes)	Articles 3<u>6</u> (No Changes)
Article <u>40</u> 1. The record date for the year-end dividend of the Company shall be <u>December 31 of each year</u>. 2. (No Changes)	Article <u>37</u> 1. The record date for the year-end dividend of the Company shall be <u>the last day of February of each year</u>. 2. (No Changes)
Article <u>41</u>	Article <u>38</u>

| (No Changes) | (No Changes) |

II. Board Recommendation

Our Board of Directors unanimously recommends that you vote "**FOR**" this proposal.

Proposal 2: To elect four (4) directors to serve for the ensuing year as members of the Board of Directors

I. Details of Proposal

The terms of office of all four (4) members of the Company's Board of Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders. Accordingly, we are seeking to re-elect four (4) directors, including two (2) outside directors. The nominees for director are as described below.

Name (Date of Birth)	Biography, Position, Responsibilities, and Significant Concurrent Positions, etc.	Number of Shares Held (as of December 31, 2023)
Kouji Eguchi (July 27, 1973)	March 1996: Bachelor of Oceanography, Department of Marine Resources, Tokai University April 1996: Jac Co. Ltd. (currently Curtis Holdings, Inc.) December 1999: Senior Managing Director, PriceDown.com, Inc. (Jac's subsidiary) July 2000: Director, Young Leaves, Inc. (currently MEDIROM Healthcare Technologies Inc.) November 2001: Representative Director (current), ReRaKu Inc. (currently MEDIROM Healthcare Technologies Inc.) June 2010: Director of the Japan Relaxation Industry Association (current) July 2023: Representative Director, MEDIROM MOTHER Labs Inc. (current) ***Significant Concurrent Positions*** Representative Director, Medirom Human Resources Inc. Representative Director, SAWAN CO. LTD. Representative Director, MEDIROM MOTHER Labs Inc. Director, the Japan Relaxation Industry Association	1,884,960 Common Shares 1 Class A Share
Fumitoshi Fujiwara (December 28, 1965)	March 1989: Bachelor in Law, Meiji Gakuin University April 1989: Shuwa Corporations April 1993: Koei Tecmo Holdings Co., Ltd. December 1998: CFO, Executive Officer Management Division June 2000: Director and CFO, Spiralstar Japan, Inc. June 2002: CEO, AC Capital Inc. November 2009: Founder & CEO, Eaglestone Capital Management (current) March 2017: Director and CFO, MEDIROM Healthcare Technologies Inc. (current) April 2023: Representative Member, Linden Capital Partners LLC (current) July 2023: Representative Director, MEDIROM Shared Services Inc. (current) ***Significant Concurrent Positions*** Representative Director, Eaglestone Capital Management Representative Member, Linden Capital Partners LLC Representative Director, MEDIROM Shared Services Inc.	40,000 Common Shares

Tomoya Ogawa (November 9, 1976) Outside Director	September 1999: Bachelor of Economics, Tokyo University September 2001: Monitor Group Tokyo Branch April 2004: Master in Law, Hitotsubashi University April 2006: Legal Training Institute September 2007: Abe, Ikubo & Katayama Law Office December 2010: DeNA Inc. March 2014: Director, MEDIROM Healthcare Technologies Inc. (current) December 2014: Director, Akatsuki Corporation December 2020: Founder & Representative Director, Kreation Inc. (current) ***Significant Concurrent Positions*** Representative Director, Kreation Inc. ***Reason for Election*** Mr. Tomoya Ogawa has abundant experience as a lawyer, expertise in a broad area of law and track records as CFO and director of a listed company, and we believe Mr. Ogawa can provide advice, direction and supervision to our management in a proper manner. For this reason, we consider Mr. Ogawa to be an excellent fit for an outside director position with the Company and believe he will be able to perform his duties as an outside director.	28,500 Common Shares
Akira Nojima (May 23, 1964) Outside Director	March 1988: Bachelor in Law, Meiji Gakuin University April 1988: Recruit Holdings Co., Ltd. April 2013: Visiting Professor, May Ushiyama Academy's Hollywood Graduate School (current) January 2015: Director and CEO, No Track Inc. (current) January 2015: Advisor, Japan Beauty Coordinator Association (current) April 2016: Director, Japan Academy of Beauty Business (current) January 2018: Vice President, Japan Cosmetic Licensing Association (current) January 2020: Advisor, Customer Loyalty Association (current) March 2020: Director, MEDIROM Healthcare Technologies Inc. (current) April 2021: Visiting Professor, Professional University of Information and Management for Innovation (current) April 2021: Outside Corporate Auditor, GO TODAY SHAiRE SALON Inc. (current) July 2022: Member of Audit Committee, Beauty Garage Inc. (current) September 2022: Outside Director, Atelier M H Co., Ltd. (current) February 2023: Outside Director, Kabushiki Kaisha soeasy (current) ***Significant Concurrent Positions*** Visiting Professor, May Ushiyama Academy's Hollywood Graduate School Director and CEO, No Track Inc. Visiting Professor, Professional University of Information and Management for Innovation Outside Corporate Auditor, GO TODAY SHAiRE SALON Inc. Member of Audit Committee, Beauty Garage Inc. Outside Director, Atelier M H Co., Ltd. Outside Director, Kabushiki Kaisha soeasy ***Reason for Election***	None

| | Mr. Akira Nojima has broad experience and expertise in management and serving on boards of directors for various organizations in Japan and has an especially high level of knowledge in the field of healthcare. We believe that Mr. Nojima can provide advice, direction and supervision to our management in a proper manner. For this reason, we consider him to be an excellent fit for an outside director position with the Company and believe he will be able to perform his duties as an outside director. | |

Note 1: There is no conflict of interest between each director nominee and the Company.

Note 2: The Company has obtained the consent of each director nominee to assume the office, subject to the approval of this proposal.

Note 3: The Company has purchased a limited liability insurance policy for the directors and officers as stipulated under Article 430-3, Paragraph 1 of the Companies Act, which provides that the insured shall be liable for damages and litigation expenses incurred by the insured in connection with the performance of his/her duties under the law. All premiums are paid by the Company. If the director nominee is elected as a director, he/she will be included as an insured under the policy and the policy will be renewed with the same coverage during his/her term of office.

Note 4: At present, Mr. Tomoya Ogawa and Mr. Akira Nojima are outside directors of the Company and the length of time they have served in such position is cumulatively 10 years and 4 years as of the end of this meeting, respectively.

II. Board Recommendation

Our Board of Directors unanimously recommends that you vote "**FOR**" this proposal.

Proposal 3: To elect three (3) corporate auditors to serve for the ensuing four (4) years as members of the Board of Corporate Auditors

I. Details of Proposal

The terms of office of all three (3) members of the Company's Board of Corporate Auditors will expire at the conclusion of this Ordinary General Meeting of Shareholders. Accordingly, we are seeking to re-elect three (3) corporate auditors. The nominees for corporate auditor are as described below.

Name (Date of Birth)	Biography, Position, Responsibilities, and Significant Concurrent Positions, etc.	Number of Shares Held (as of December 31, 2023)
Toshiaki Komatsu (December 23, 1973) Outside Corporate Auditor	April 1998: Fujitsu Limited January 2002: Co-Founder and Director, Photocreate Co., Ltd. July 2013: Listed Photocreate Co., Ltd. on Mothers, Tokyo Stock Exchange September 2014: Resigned as Director of Photocreate Co., Ltd. October 2017: Chairman of the Board of Directors, Photocreate Taiwan Corp. January 2020: CTO, Kabushiki Kaisha BeOneCollege March 2022: Corporate Auditor, MEDIROM Healthcare Technologies Inc. (current) April 2023: Resigned as CTO of Kabushiki Kaisha BeOneCollege ***Significant Concurrent Positions*** Chairman of the Board of Directors, Photocreate Taiwan Corp. ***Reason for Election*** Mr. Toshiaki Komatsu has abundant experience and extensive knowledge of operations of startup companies and initial public offerings, and we believe he will be able to perform his duties as our corporate auditor.	None

Osamu Sato (January 23, 1960) Outside Corporate Auditor	March 1987:　Credits Earned for Doctorate Program, Graduate School of Tohoku University April 1987: Junior Assistant Professor, Commercial Science Department of Meijo University April 1991:　Assistant Professor, Commercial Science Department of Meijo University April 1993: Assistant Professor, Economics Department of Aomori Public University November 1994: Visiting Scholar, Willamette University Atkinson Graduate School of Management August 1995: PhD (Economics), Tohoku University April 1997: Assistant Professor, School of Business of Aoyama Gakuin University April 1998: Professor, School of Business of Aoyama Gakuin University (current) April 2003: Dean, School of Business of Aoyama Gakuin University March 2014: Corporate Auditor, ReRaKu Inc. (currently MEDIROM Healthcare Technologies Inc.) (current) ***Significant Concurrent Positions*** Professor, School of Business of Aoyama Gakuin University ***Reason for Election*** Mr. Osamu Sato has extensive knowledge as a scholar of business and management operations, and we believe he will be able to perform his duties as our corporate auditor.	17,500 ADRs
Tsukasa Karyu (September 15, 1955) Outside Corporate Auditor	April 1974:　Government Official (Tax Officer), General Affairs at Kumamoto Regional Taxation Bureau March 1979: Bachelor of Business and Commerce, Senshu University July 1996: Chief Examiner, Second Corporation Taxation Department at Kanda Local Tax Office July 1998: Senior Examiner, Tokyo Regional Taxation Bureau July 2004: Taxpayer Support Officer, Tokyo Regional Taxation Bureau July 2005: Director, Co-ordination Division of Togane Local Tax Office July 2006: Director, Co-ordination Division of Azabu Local Tax Office July 2007: Chief and Special Investigator, Criminal Investigation Department of Tokyo Regional Taxation Bureau July 2010: Senior Tax Counselor, Tax Counsel Office of Tokyo Regional Taxation Bureau September 2016: Founded Karyu Tsukasa Tax Advisor Office April 2017: Outside Corporate Auditor, Five Ring Kabushiki Kaisha (current) May 2018: Outside Corporate Auditor, MEDIROM Healthcare Technologies Inc. (current) February 2019: Corporate Auditor, JOYHNANDS WELLNESS Inc. (current) March 2019: Corporate Auditor, MEDIROM Human Resources Inc. (current) ***Significant Concurrent Positions*** Director, Karyu Tsukasa Tax Advisor Office Outside Corporate Auditor, Five Ring Kabushiki Kaisha Corporate Auditor, JOYHNANDS WELLNESS Inc. Corporate Auditor, MEDIROM Human Resources Inc. ***Reason for Election***	None

| | Mr. Tsukasa Karyu has decades of experiences of tax examination and extensive knowledge of tax practice, and we believe that he will be able to perform his duties as our corporate auditor. | |

Note 1: There is no conflict of interest between each corporate auditor nominee and the Company.

Note 2: The Company has obtained the consent of each corporate auditor nominee to assume the office, subject to the approval of this proposal.

Note 3: The Company has purchased a limited liability insurance policy for the corporate auditors as stipulated under Article 430-3, Paragraph 1 of the Companies Act, which provides that the insured shall be liable for damages and litigation expenses incurred by the insured in connection with the performance of his/her duties under the law. All premiums are paid by the Company. If the corporate auditor nominee is elected as a corporate auditor, he/she will be included as an insured under the policy and the policy will be renewed with the same coverage during his/her term of office.

Note 4: At present, Mr. Toshiaki Komatsu, Mr. Osamu Sato and Mr. Tsukasa Karyu are outside corporate auditors of the Company and the length of time they have served in such position is cumulatively 2 years, 10 years, and 5 years and 10 months as of the end of this meeting, respectively.

II. Board Recommendation

Our Board of Directors unanimously recommends that you vote "**FOR**" this proposal.

Proposal 4: To approve the Company's 2024 Equity Incentive Compensation Plan

I. Details of Proposal

We are asking you to approve the MEDIROM Healthcare Technologies Inc. 2024 Equity Incentive Compensation Plan (the "Plan"), which the Board adopted by unanimous approval on March 8, 2024. The Plan will only become effective if approved by the shareholders at this Ordinary General Meeting of Shareholders. If approved, the effective date of the Plan will be the date of the shareholder approval.

If approved, the Plan will enable the Company to provide stock-based incentives that help align the interests of the Company's employees, officers, consultants, directors and corporate auditors (members of our Board of Corporate Auditors) with those of the Company's shareholders by motivating these persons to achieve long-term results and rewarding them for their achievements. We believe that the ability to offer stock-based incentives under the Plan will also help the Company attract and retain the types of employees, officers, consultants, directors and corporate auditors who will contribute to the Company's long-term success.

The Company believes that equity-based compensation is an important component of its compensation program. Shareholder approval of the Plan would allow us to continue to attract and retain talented employees, officers, consultants, directors and corporate auditors with equity incentives.

Material Terms of the Plan

The following summary of the material terms of the Plan is qualified in its entirety by the full text of the Plan. A full Japanese translation of the Plan is attached as Annex B to the original Japanese language version of this notice of convocation and the full text of the Plan in English is attached as Annex B to the English translation of this notice of convocation furnished by the Company to the SEC on Form 6-K and available through SEC's website at https://www.sec.gov. You also may obtain a copy of the Plan, free of charge, by writing to the Company, Attention General Affairs Department, MEDIROM Healthcare Technologies Inc., Tradepia Odaiba 2-3-1 Daiba, Minato-ku, Tokyo, Japan, 135-0091.

Effective Date; Duration of the Plan

The Plan will become effective upon approval by the Company's shareholders and will remain in effect until the tenth anniversary of the date it was approved by the Board of Directors (the "Board"), unless terminated earlier by the Board.

Plan Administration

The Plan will be administered by the Board or a committee of one or more members of the Board appointed by the Board to administer the Plan in accordance with the Plan. As used in this summary of the Plan, the term "Committee" means the person or persons holding such authority to administer the Plan or to whom such authority has been delegated. The Committee will have the authority to, among other things, interpret the Plan, determine who will be granted awards under the Plan, determine the terms and conditions of each award, and take action as it determines to be necessary or advisable for the administration of the Plan.

Eligibility

The Committee may grant awards to any employee, officer, consultant, director or corporate auditor of the Company and its affiliates. Only employees are eligible to receive incentive stock options.

Shares Available for Awards; Limits on Awards

The Plan authorizes the issuance of up to 497,500 shares of common stock (including shares of common stock represented by ADSs) (the "Total Share Reserve"). The Board believes that the Total Share Reserve, which is equal to approximately 10% of the Company's currently issued shares of capital stock (currently comprised of 4,975,000 shares of common stock, which includes 92,500 shares of treasury stock, and one share of Class A common stock) will be sufficient to allow the Company to provide appropriate equity-based incentives to employees, officers, consultants, directors and corporate auditors over the next several years.

Up to 124,375 shares of common stock (including shares of common stock represented by ADSs) of the Total Share Reserve may be issued under the Plan, in the aggregate, through the exercise of incentive stock options.

No non-employee director may be granted awards, during any fiscal year, with respect to shares of common stock (including shares of common stock represented by ADSs) that, together with any cash fees paid to the director during the fiscal year, have a total value that exceeds $100,000 (calculating the value of any awards based on the grant date fair value for financial reporting purposes). Directors who are officers of the Company are generally excluded from the definition of non-employee director under the Plan, even though such directors may not be classified as employees under Japanese law. The Committee will make appropriate adjustments to these limits in the event of certain changes in the capitalization of the Company (see ***Adjustments Upon Changes in Stock***).

If any outstanding award expires or is canceled, forfeited, or terminated without issuance of the full number of shares of common stock (or ADSs) to which the award related, then the shares subject to such award will again become available for future grant under the Plan.

Shares tendered in payment of the option exercise price or delivered or withheld by the Company to satisfy any tax withholding obligation, or shares covered by a stock-settled stock appreciation right or other awards that were not issued upon the settlement of the award will not again become available for future grants under the Plan.

In fulfilment of any award relating to common stock under the Plan, the Company may, at any time while ADSs are listed on a national securities exchange, deliver to the depositary of the Company the relevant shares of common stock and the depositary shall be instructed to deliver a corresponding amount of ADSs to the designated securities account of the award recipient.

Types of Awards That May Be Granted

Subject to the limits in the Plan, the Committee has the authority to set the size and type of award and any vesting or performance conditions. The types of awards that may be granted under the Plan are: stock options (including both incentive stock options ("ISOs") and nonqualified stock options), stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs") and performance share awards. The terms ISO and "nonqualified stock option" as used in this summary are used in reference to United States law and do not refer to the qualification or lack of qualification for any particular tax treatment under Japanese law.

Stock Options

A stock option is the right to purchase shares of common stock (or ADSs) at a future date at a specified price per share called the exercise price. An option may be either an ISO or a nonqualified stock option and may be (but is not required to be) issued in the form of a Japanese stock acquisition right (*shinkabuyoyakuken*). ISOs and nonqualified stock options are taxed differently in the United States, but ISOs generally do not benefit from favorable tax treatment in Japan. Except in the case of options granted pursuant to an assumption or substitution for another option or, in the case of a nonqualified stock option, when approved by a special majority of shareholders pursuant to the Companies Act of Japan, the exercise price of a stock option may not be less than the fair market value (or in the case of an ISO granted to a ten percent shareholder, 110% of the fair market value) of the shares of common stock (or ADSs, as applicable) subject to the option on the grant date. The closing price of one ADS on the last business day immediately preceding the record date was US$5.72. Full payment of the exercise price must be made at the time of such exercise either in cash or bank check or by bank remittance or in another manner approved by the Committee.

Stock Appreciation Rights

A stock appreciation right ("SAR") is the right to receive payment of an amount equal to the excess of the fair market value of a share of common stock (or ADSs representing one share of common stock, as applicable) on the date of exercise of the SAR over the exercise price, multiplied by the number of shares (or ADSs) that are subject to the SAR. SARs may be granted alone ("freestanding rights") or in tandem with options ("related rights"). The exercise price of a freestanding right may not be less than the fair market value of the shares of common stock (or ADSs representing such shares, as applicable) that are subject to the freestanding right on the grant date. The exercise price of a related right will be the same as the exercise price of the applicable option.

Restricted Stock

A restricted stock award is an award of actual shares of common stock (or ADSs) which are subject to certain restrictions for a period of time determined by the Committee. Restricted stock may be held by the Company in escrow or delivered to the participant pending the release of the restrictions. Participants who receive restricted stock awards generally have the rights and privileges of shareholders regarding the shares of restricted stock (or ADSs, as applicable) during the restricted period, including the right to vote and the right to receive dividends, provided that such dividends will generally be withheld for the applicable participant's account until the restrictions on the award are released.

Restricted Stock Units

An RSU is an award of hypothetical common stock (or ADS) units having a value equal to the fair market value of an identical number of shares of common stock (or ADSs), which are subject to certain restrictions for a period of time determined by the Committee. No shares of common stock (or ADSs) are issued at the time an RSU is granted, and the Company is not required to set aside any funds for the payment of any RSU award. Because no shares are outstanding, the participant does not have any rights as a shareholder. The Committee may grant RSUs with a deferral feature (deferred stock units or "DSUs"), which defers settlement of the RSU beyond the vesting date until a future payment date or event set out in the participant's award agreement. The Committee has the discretion to credit RSUs or DSUs with dividend equivalents.

Performance Share Awards

A performance share award is an award of shares of common stock or units (or ADSs) that are only earned if certain conditions are met. The Committee has the discretion to determine the number of shares of common stock or stock-denominated units (or ADSs) subject to a performance share award, the applicable performance period, the conditions that must be satisfied for a participant to earn an award, and any other terms, conditions, and restrictions of the award.

Vesting

The Plan allows for awards subject to either time-based vesting or performance-based vesting, or both. Awards subject to time-based vesting have a minimum vesting period of one year. Awards subject to performance-based vesting vest based on the achievement of performance goals established by the Committee during the applicable measurement period determined by the Committee and may not vest earlier than one year after the grant date except in the case of performance share awards.

Adjustments Upon Changes in Stock

In the event of changes in the outstanding common stock (or ADSs) or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the grant date of any award, awards granted under the Plan and any award agreements, the exercise price of options and SARs, performance goals to which performance share awards are subject, and the maximum number of shares of common stock (including ADSs) subject to all awards will be equitably adjusted or substituted, as to the number, price or kind of a share of common stock (or ADS) or other consideration subject to such awards to the extent necessary to preserve the economic intent of the award.

Unless the Committee specifically determines that such adjustment is in the best interests of the Company or its affiliates, the Committee will, in the case of ISOs, ensure that any adjustments made will not constitute a modification, extension or renewal of the ISO within the meaning of Section 424(h)(3) of the United States Internal Revenue Code (the "Code") and in the case of non-qualified stock options, ensure that any adjustments will not constitute a modification of such non-qualified stock options within the meaning of Section 409A of the Code. Any adjustments will be made in a manner which does not adversely affect the exemption provided under Rule 16b-3 under the Securities Exchange Act of 1934, as amended, to the extent applicable. The Company will give participants notice of any adjustment.

Change in Control

Unless otherwise provided in an award agreement, in the event of a participant's termination of service without cause or for good reason during the 12-month period following a change in control, the vesting of all awards will fully accelerate and all outstanding options and SARs will become immediately exercisable as of the date of the participant's termination of service.

Unless otherwise provided in an award agreement, in the case of performance share awards, in the event of a participant's termination of service without cause or for good reason, in either case, within 12 months following a change in control, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions will be deemed met as of the date of the participant's termination of service.

In the event of a change in control, the Committee may in its discretion and upon at least 10 days' advance notice to the affected persons, cancel any outstanding awards and pay to the holders the value of the awards based upon the price per share of common stock (or ADS) received or to be received by other shareholders of the Company in the event. In the case of any option or SAR with an exercise price that equals or exceeds the price paid for a share of common stock (or the number of ADSs representing one share of common stock) in connection with the change in control, the Committee may cancel the option or SAR without the payment of any consideration.

A change in control is defined, subject to certain exceptions, as (a) the disposition of all or substantially all of the properties or assets of the Company and its subsidiaries to any person that is not a subsidiary of the Company; (b) the incumbent members of the Board ceasing to constitute at least a majority of the Board (provided that a new member of the Board whose election or nomination is approved by at least two-thirds of the incumbent directors shall be an incumbent director); (c) the date which is ten (10) business days prior to the consummation of a complete liquidation or dissolution of the Company; (d) the acquisition by any person of beneficial ownership of 50% or more (on a fully-diluted basis) of (i) the then outstanding shares of the Company's common stock or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; or (e) the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company's shareholders.

Amendment or Termination of the Plan

The Board may amend or terminate the Plan at any time. However, except in the case of adjustments upon changes in common stock (or ADSs), no amendment will be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy applicable laws or the rules of the Nasdaq Stock Market. The Plan will terminate on the tenth anniversary of the date on which the Plan was adopted by the Board, unless previously terminated by the Board.

Amendment of Awards

The Committee may amend the terms of any one or more awards. However, the Committee may not amend an award that would impair a participant's rights under the award without the participant's written consent.

Clawback and Recoupment

The Company may cancel any award or require the participant to reimburse any previously paid compensation provided under the Plan or an award agreement in accordance with the Company's clawback policy.

New Plan Benefits

Awards under the Plan will be granted in amounts and to individuals as determined by the Committee in its sole discretion. Therefore, the benefits or amounts that will be received by employees, officers, consultants, directors and corporate auditors under the Plan are not determinable at this time.

Required Vote

Approval of this Proposal 4 requires the affirmative vote of a majority of the company's outstanding shares present at the meeting in person or by proxy and entitled to vote on the matter.

II. Board Recommendation

Our Board of Directors unanimously recommends that you vote "**FOR**" this proposal.

Forward-Looking Statements in this Notice of Convocation

Certain statements in this notice of convocation (including its attachments) are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company's possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as "may," "will," "should," "design," "target," "aim," "hope," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "project," "potential," "goal," or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company's future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company's control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company's current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company's operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this notice of convocation include:

- the Company's ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
- the Company's ability to sell certain of its owned salons to investors, and receive management fees from such sold salons, on acceptable terms;
- changes in Japanese and global economic conditions and financial markets, including their effects on the Company's expansion in Japan and certain overseas markets;
- the Company's ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
- the fluctuation of foreign exchange rates, which affects the Company's expenses and liabilities payable in foreign currencies;
- the Company's ability to hire and train a sufficient number of therapists and place them at salons in need of additional staffing;
- changes in demographic, unemployment, economic, regulatory or weather conditions affecting the Tokyo region of Japan, where the Company's relaxation salon base is geographically concentrated;
- the Company's ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
- the financial performance of the Company's franchisees and the Company's limited control with respect to their operations;
- the Company's ability to raise additional capital on acceptable terms or at all;
- the Company's level of indebtedness and potential restrictions on the Company under the Company's debt instruments;
- changes in consumer preferences and the Company's competitive environment;
- the Company's ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
- the regulatory environment in which the Company operates.

More information on these risks and other potential factors that could affect the Company's business, reputation, results of operations, financial condition, and stock price is included in the Company's filings with the SEC, including in the "Risk Factors" and "Operating and Financial Review and Prospects" sections of the Company's most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

[English Translation of Business Report Originally Issued in the Japanese Language]

【Note】 **This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the Japanese original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.**

Fiscal Year 2023 Business Report

(From January 1 to December 31, 2023)

Forward-Looking Statements

The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 (the "Act") protects companies from liability for their forward-looking statements if they comply with the requirements of the Act. See "Forward-Looking Statements in this Notice of Convocation" in the notice of convocation to which this business report is attached.

1. Current status of MEDIROM Healthcare Technologies Inc. (the "Company")
   (1) Business Progress and Activities

   During the current fiscal year (January 1, 2023 to December 31, 2023), the Japanese economy overcame COVID-19 and has regained a modest recovery trend, although the economy still remains uncertain due to the prolonged war between Russia and Ukraine, instability in the Middle East, significant yen depreciation, rising prices, and financial market volatility.

   Under these circumstances, with the aim of improving profitability as a holding company that plays a central role in enhancing corporate value and group management by further fulfilling its function of supporting business growth of the group's operations, on July 3, 2023, we transferred our digital preventative healthcare segment ("healthtech segment") to a newly established subsidiary of the Company in a form of incorporation-type company split (*shinsetsu bunkatsu*) and also transferred the salon development and administrative divisions to an existing subsidiary of the Company in a form of absorption-type company split (*kyushu bunkatsu*). Consequently, the Company's main sources of revenue are royalty income from trademarks owned by the Company and used by each business segment of our group, as well as revenues from the operation of salons outsourced by the owners of relaxation salons that were sold by our group.

   With respect to the relaxation salon operation segment, we worked to improve profitability mainly by revising prices at directly managed salons and by selling salons to investors. In terms of new salon openings, we continued working to close certain existing salons and open new salons with caution, resulting in a total of 314 salons in the group as of December 31, 2023. Additionally, sales of salons to investors also grew steadily, with Wing Inc. and SAWAN CO. LTD. selling 40 and 7 salons (including resales and brokering sales between investors), respectively, during the fiscal year.

   With respect to the healthtech segment (which mainly consists of the following operations: government-sponsored specific health guidance program and our MOTHER Bracelet® business), we promoted our health guidance program utilizing our internally-developed on-demand health monitoring smartphone application, Lav®, and steadily expanded our client base, who are mainly health insurance providers, and as of December 31, 2023, we had entered into contracts with 74 health insurance

1

providers. In addition to sales of MOTHER Bracelet®, we launched "REMONY", a remote monitoring and centralized management system using MOTHER Bracelet® and "Gateway", a communication device that mediates data communication between that system and the bracelets.

Financial Results Under Japanese GAAP

Note: The following discussion is based upon our statutory non-consolidated financial results prepared in accordance with Japanese generally accepted accounting principles ("GAAP") which have not been reviewed or audited under either the standards of the Public Company Accounting Oversight Board ("PCAOB") or U.S. generally accepted auditing standards ("GAAS"). As such, these results may differ in material respects from the financial results and audited consolidated financial statements prepared in accordance with U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission (the "SEC") and available at www.sec.gov. U.S. GAAP results for the year ended December 31, 2023 remain subject to the completion of management's reviews and reconciliations and/or adjustments under U.S. GAAP, the Company's other financial closing procedures, and the audit by the Company's independent auditor in accordance with the standards of the PCAOB, and, in addition to reflecting the consolidation of entities that is not reflected in these non-consolidated Japanese GAAP financial results, may differ from these Japanese GAAP results due to the completion of the Company's financial closing procedures, the audit under the standards of the PCAOB, and other developments that may arise during the audit process. Accordingly, you should not place undue reliance on this information. See "Important Notice Regarding Japanese GAAP Financial Information" below. The discussion of financial results below is presented to our shareholders and holders of our American Depositary Shares ("ADSs") solely for purposes of compliance with requirements under the Japanese Companies Act in connection with our 24th Ordinary General Meeting of Shareholders. For your convenience, information presented in Japanese yen has been translated into U.S. dollars based upon the conversion rate of $1.00 = JPY 149.900, as reported by the Federal Reserve Bank on February 29, 2024.

For the year ended December 31, 2023, the Company recorded (i) net revenues of 1,901,620 thousand yen (US$12,685 thousand), representing an increase of 63.6% from the prior year, (ii) operating income of 778,877 thousand yen (US$5,195 thousand), while the Company recorded operating income of 74,525 thousand yen (US$491 thousand) for the year ended December 31, 2022, and (iii) ordinary income of 797,274 thousand yen (US$5,318 thousand), while the Company recorded ordinary income of 90,053 thousand yen (US$600 thousand) for the year ended December 31, 2022, on a non-consolidated basis, under Japanese GAAP.

Our audited consolidated financial statements for the year ended December 31, 2023 prepared in accordance with U.S. GAAP will be reported at a later date and included in our Annual Report on Form 20-F to be filed with the SEC. We intend to file the Form 20-F no later than the end of April 2024.

Important Notice Regarding Japanese GAAP Financial Information

The financial results for the year ended December 31, 2023 presented in this business report and the accompanying Japanese GAAP financial statements are prepared solely in accordance with Japanese GAAP on a non-consolidated basis, have not been reviewed or audited under either the standards of the PCAOB or U.S. GAAS, and do not present all information necessary for an understanding of the Company's results of operations for the year ended December 31, 2023. Our U.S. GAAP results for the year ended December 31, 2023 remain subject to the completion of management's reviews and reconciliations and/or adjustments under U.S. GAAP, the Company's other financial closing procedures, and the audit by the Company's independent auditor in accordance with the standards of the PCAOB, and may differ from the Japanese GAAP results for this period due to the completion of the Company's financial closing procedures, the audit under the standards of the PCAOB, and other developments that may arise during the audit process.

The Company expects that its audited consolidated U.S. GAAP results for the year ended December 31, 2023, in addition to reflecting the consolidation of entities that is not reflected in the non-consolidated Japanese GAAP financial results, may differ from the Japanese GAAP results contained in this business report and the accompanying Japanese GAAP financial statements in the following line items, among others: (1) increase/decrease in amortization expenses recognized from the difference in the accounting treatment of salon purchases; (2) recognition of impairment losses on our long-lived salon assets, goodwill and other intangible assets; (3) increase/decrease in allowance or provisional expenses; and (4) the accounting treatment of the Company's sales of shares of one of its subsidiaries.

The Japanese GAAP financial results included in this business report have been prepared by and are the responsibility of the Company's management. The Company's independent U.S. auditor has not audited, reviewed, compiled, or performed any procedures with respect to the Japanese GAAP financial results presented in this business report or the accompanying Japanese GAAP financial statements under either the standards of the PCAOB or U.S. GAAS. Accordingly, the Company's independent U.S. auditor does not express an opinion or any other form of assurance with respect thereto.

The Company intends to file its Annual Report on Form 20-F containing the audited financial statements for the year ended December 31, 2023 prepared in accordance with U.S. GAAP by the filing deadline prescribed by the SEC, and such financial information for 2023 contained in the Annual Report, including the Company's audited financial statements prepared in accordance with U.S. GAAP, may differ from the Japanese GAAP financial information disclosed in this business report and the accompanying Japanese GAAP financial statements. As such, this Japanese GAAP financial information should not be viewed as a substitute for the Company's audited annual financial statements prepared in accordance with U.S. GAAP and is not necessarily indicative of any future period. Accordingly, you should not place undue reliance on this Japanese GAAP information.

(2) Capital Investment

Total capital expenditures during the fiscal year 2023 amounted to 75,589 thousand yen. This mainly consists of acquisition of assets of 1,465 thousand yen for the manufacturing of the MOTHER Bracelet®, an increase of software assets of 8,350 thousand yen as a result of upgrading applications for the MOTHER Bracelet®, an increase of software assets of 3,893 thousand yen due to upgrading our Lav® application, an increase of 6,727 thousand yen in tools, devices and fixtures at the head office, and an increase of 13,804 thousand yen in software assets. Of these, software assets of 84,651 thousand yen and tools, devices and fixtures of 14,967 thousand yen, amounting to 99,618 thousand yen in total, were transferred to each operating company following the company splits on July 3, 2023.

(3) Status of the business transfer, absorption-type demerger or incorporation-type demerger

On July 3, 2023, for the purpose of speeding up decision-making as a holding company and improving the Company's standalone-based financial soundness, the Company conducted an incorporation-type company split (*shinsetsu bunkatsu*) by which the healthtech segment was transferred to the newly incorporated subsidiary, MEDIROM MOTHER Labs Inc., and absorption-type company split (*kyushu bunkatsu*) by which the salon development and administrative divisions were transferred to an existing subsidiary, Medirom Shared Services Inc.

(4) Financing Activities

On September 13, 2023, we obtained a working capital loan of 200 million yen from MUFG Bank. In addition, MEDIROM MOTHER Labs Inc. raised an overdraft facility of 200 million yen from Resona

Bank, for which the Company provided a debt guarantee as the parent company.

(5) Challenges to be Addressed

While we continue to face a challenging business environment due to rapid exchange rate fluctuations and rising raw material prices, we are working to build a robust internal structure that can withstand these conditions and aim to secure stable earnings.

In respect of the relaxation salon segment, the Company took steps to improve profitability by revising prices mainly at directly managed salons and by focusing on sales of salons to investors. We will continue to strive to improve customer satisfaction and increase sales, improve the efficiency of directly managed and franchised salon operations, and expand salon sales to investors.

With regard to the prepaid settlement method using the "Re.Ra.Ku Card" issued by the Company, as of December 31, 2023, the Company successfully exceeded the threshold of JPY100 million of net assets, which has been a maintenance standard under the Funds Settlement Act of Japan. Nevertheless, at the end of January 2024, we stopped accepting new charges for the Re.Ra.Ku Card and released "Re.Ra.Ku Pay", which has an expiration date and is not subject to the Fund Settlement Act, at our subsidiary, Wing Inc. Re.Ra.Ku Pay will enable cashless payment by smartphone, which will lead to improved convenience for customers and more efficient management of charge deposits that had been deposited for segregation before introducing that method. In addition, we anticipate that flexible campaigns to promote recharges and utilizations will contribute to higher revenues.

In connection with the healthtech segment, we launched "REMONY", a remote monitoring and centralized management system using MOTHER Bracelet®, and "Gateway", a communication device that mediates data communication between that system and the bracelets. We will continue to strive to market and promote the products and increase sales volume, and at the same time to improve production efficiency in response to parts procurement challenges.

（6）Changes in Assets and Profits/Loss (Non-consolidated, Under Japanese GAAP)
(Unit: thousand yen other than per share or ratio information, and convenience translation for fiscal 2023)

	December 31, 2020 (Audited)	December 31, 2021 (Audited)	December 31, 2022 (Audited)	December 31, 2023 (Audited)	December 31, 2023 Convenience translation in $ '000 other than per share or ratio information
Revenue	1,416,109	1,852,932	1,162,454	1,901,620	12,685
Ordinary income	△ 949,541	△ 121,183	90,053	797,274	5,318
Net income	△ 1,079,651	△ 139,539	83,550	464,728	3,100
Net income attributable to each common share	△ 268.26 yen	△28.61 yen	17.11 yen	93.41 yen	0.62 USD
Total assets	3,041,593	2,353,098	4,134,464	3,948,790	26,342
Net assets	379,865	△ 30,560	52,845	497,916	3,321
Net assets per common share	77.37 yen	△7.62 yen	9.49 yen	98.78 yen	0.65 USD
Capital adequacy ratio	12.48%	△1.29%	1.27%	12.60%	12.60%

(Note 1) For the convenience of the reader, the December 31, 2023 figures are translated into U.S. dollars based upon the conversion rate of $1.00 = JPY149.900, as reported by the Federal Reserve Bank on February 29, 2024.

(7) Status of important subsidiaries, etc.

① Important subsidiaries

Name	Paid-in Capital	Ratio of our voting right	Major Businesses
Wing Inc.	1 million yen	100%	Relaxation industry
Medirom Human Resources Inc.	35 million yen	100%	Salon staff education/school
JOYHNANDS WELLNESS Inc.	1 million yen	100%	Relaxation industry
Medirom Shared Services Inc.	1 million yen	100%	Outsourcing management Salon development Administrative function
SAWAN CO. LTD.	0.5 million yen	100%	Relaxation industry
Kabushiki Kaisha ZACC	10 million yen	100%	Hair salon industry
MEDIROM MOTHER Labs Inc.	10 million yen	96.4%	Healthtech industry

② Significant affiliated companies

There are no matters to be stated.

(8) Significant business combinations, etc.

There are no matters to be stated.

(9) Main business activities (as of December 31, 2023)

Business Segments	Business Description
Salon operations	Directly-operated relaxation salon operations and management outsourcing business
Franchise operations	Support for operation of relaxation salons under franchise agreements
Salon staff education and school business	Educational business for therapists conducting treatments at relaxation salons
Healthtech business	Government-sponsored specific health guidance program utilizing Lav® app; production and sales of MOTHER Bracelet®
Hair salon business	Operation of hair salon ZACC

(10) Main sales offices (as of December 31, 2023)

Head Office and Re.Ra.Ku® College located at 3-1, Daiba 2-chome, Minato-ku, Tokyo, 16th Floor Tradepia Odaiba

Nagoya Office and Re.Ra.Ku® College located at 2-10-22 Meieki Minami, Nakamura-ku, Nagoya-shi, Aichi

(11) Employees (as of December 31, 2023)

Number of employees	Increase/decrease from the previous year end
0	Decreased by 48

(Note) The Company became a holding company which does not have any employees.

(12) Major lenders (as of December 31, 2023)

Lenders	Balance of Borrowings (Thousand yen)
Higashi-Nippon Bank	208,518
MUFJ Bank	200,000
Japan Finance Corporation	169,200
Kabushiki Kaisha ZACC (our subsidiary)	120,000
Shoko Chukin Bank	99,310
Jonan Shinkin Bank	5,264

（13）　Other significant matters concerning company's status
There are no matters to be stated.

2. Matters concerning the status of our common shares (As of December 31, 2023)

① Total Number of shares Authorized to be issued
　　Common shares　　19,899,999 Shares
　　Class A shares　　1 Share

② Total number of issued shares
　　Common shares　　4,975,000 Shares
　　Class A shares　　1 Share

(NOTE)The total number of issued shares includes 92,500 shares of treasury stock.

③ Number of Shareholders
　　Common shares　　24 (excluding treasury stock)
　　Class A shares　　1

④ Major Shareholders

Name of Shareholders	Number of shares held			Voting rights ratio
	Number of common shares held	Number of Class A shares held	Total number of Holdings	
The Bank of New York Mellon	2,582,810		2,582,810	52.90%
Kouji Eguchi	1,884,960	1	1,884,961	38.61%
Daihachiro Kawaguchi	200,000		200,000	4.10%
Takeo Inoue	47,100		47,100	0.96%
Fumitoshi Fujiwara	40,000		40,000	0.82%
Tomoya Ogawa	28,500		28,500	0.58%
Masae Omura	15,000		15,000	0.31%
Kazuyoshi Takahashi	12,500		12,500	0.26%
Norito Kawada	10,000		10,000	0.20%
Hirano Works Co., Ltd.	10,000		10,000	0.20%
Hisao Omura	10,000		10,000	0.20%

(Note 1) Although we own 92,500 shares of treasury stock, such holdings are excluded from the above list of major shareholders.

(Note 2) The ratio of voting rights is calculated by deducting the number of treasury shares from the total number of common shares and excludes the Class A share.

(Note 3) The Bank of New York Mellon serves as depositary for the ADSs.

3. Matters concerning the status of stock acquisition rights, etc. (Stock acquisition rights issued and outstanding as of December 31, 2023)

(1) Status of stock acquisition rights ("SARs") granted to and held by Directors and Corporate Auditors (without payment, but in consideration of their engagement) as of the end of this fiscal year

Type of holders	Series of SAR (Exercise price)	Exercise period	Number of SAR Units	Number and type of shares subject to SAR	Number of holders
Directors (internal)	-		-		-
Outside directors	5th Series (400 yen per share)	From December 22, 2017 to December 21, 2025	25	12,500 common shares	1
Corporate auditors	-	-		-	-

(2) Stock acquisition rights granted to Company employees, etc. during this fiscal year

There are no matters to be stated.

(3) Other material items to be stated concerning stock acquisition rights

Status of other stock acquisition rights granted to and held by Directors and Corporate Auditors as of the end of this fiscal year

(i) The 8th Series of Stock Acquisition Rights (SARs)

Date of Resolution	October 2, 2020
Number of Holders	1 director (internal)
Number of SAR Units	150,000 units
Type of Shares Subject to SAR	Common Shares
Number of Shares Subject to SAR	150,000 shares
Issue Price	0.23 yen
Exercise Price	2,000 yen per share
Exercise Period	From October 1, 2021 to September 30, 2026

(ii) The 9th Series of Stock Acquisition Rights (SARs)

Date of Resolution	October 2, 2020
Number of Holders	1 director (internal)

	1 outside director 1 corporate auditor
Number of SAR Units	40,000 units held by director (internal) 1,200 units held by outside director 1,200 units held by corporate auditor
Type of Shares Subject to SAR	Common Shares
Number of Shares Subject to SAR	40,000 shares for director (internal) 1,200 shares for outside director 1,200 shares for corporate auditor
Issue Price	22 yen
Exercise Price	128 yen per share
Conditions on Exercise	The exercise is subject to the condition that the Company records revenue of 3,271,407 thousand yen or greater on a consolidated basis under U.S. GAAP in any of the fiscal years of 2020, 2021, and 2022.
Exercise Period	From October 1, 2021 to September 30, 2024

In addition, the Board of Directors held a meeting on December 9, 2022 and passed a resolution to issue the Company's 1st Unsecured Convertible-Type Corporate Bonds with stock acquisition rights. The payment was completed on December 28, 2022. The summary of the Bonds is as follows:

Name of Bonds	1st Unsecured Convertible-Type Corporate Bonds with SARs
Balance of Bonds	500 million yen
Number of SAR Units	40 units
Type of Shares Subject to SAR	Common Shares
Exercise Period	From December 28, 2022 to December 27, 2027 * During six months after December 28, 2022, the holder is allowed to exercise options only if any of the matters listed in Item (3) in "Method of Redemption and Due Date" or "Special Clause for Acceleration" is triggered.
Exercise Price	755 yen

４．Matters concerning Directors and Corporate Auditors

(1) Status of Directors and Corporate Auditors (As of December 31, 2023)

Title	Name	Position	Concurrent positions

CEO	Kouji Eguchi	CEO	Representative Director, Medirom Human Resources Inc.
			Representative Director, SAWAN CO. LTD.
			Representative Director, MEDIROM MOTHER Labs Inc.
			Director, the Japan Relaxation Industry Association
CFO	Fumitoshi Fujiwara	CFO	Representative Director, Eaglestone Capital Management
			Representative Member, Linden Capital Partners LLC
			Representative Director, Medirom Shared Services Inc.
Director	Tomoya Ogawa	Outside Director	Representative Director, Kreation Inc.
Director	Akira Nojima	Outside Director	Visiting Professor, May Ushiyama Academy's Hollywood Graduate School
			Director and CEO, No Track Inc.
			Visiting Professor, Professional University of Information and Management for Innovation
			Outside Corporate Auditor, GO TODAY SHAiRE SALON Inc.
			Member of Audit Committee, Beauty Garage Inc.
			Outside Director, Atelier M H Co., Ltd.
			Outside Director, Kabushiki Kaisha soeasy
Full-time Corporate Auditor	Toshiaki Komatsu	Outside Corporate Auditor	Chairman of the Board of Directors, Photocreate Taiwan Corp.
Corporate Auditor	Osamu Sato	Outside Corporate Auditor	Professor, School of Business Administration, Aoyama Gakuin University
Corporate Auditor	Tsukasa Karyu	Outside Corporate Auditor	Director, Karyu Tsukasa Tax Advisor Office
			Outside Corporate Auditor, Five Ring Kabushiki Kaisha
			Corporate Auditor, JOYHNANDS WELLNESS Inc.
			Corporate Auditor, Medirom Human Resources Inc.

(2) Summary of Directors & Officers insurance

The Company has entered into the insurance agreement with an insurance company covering liabilities of directors and officers provided for by Paragraph 1 of Article 430-3 of the Companies Act. The Company expects the agreement to be renewed with the same terms.

(i) Scope of the insured

Directors and Corporate Auditors of the Company (Note: Insurance premium is not paid by the insured.)

(ii) Summary of terms of the agreement

Liabilities for which the insured is legally responsible and litigation expenses arising out of the insured's acts (including failure to act) in connection with the insured's position will be covered.

 (iii) Measures taken to ensure the insured persons perform their duties appropriately

  By setting the limitation of coverage amount, we ensure the insured persons perform their duties appropriately.

(3) Remuneration of Directors and Corporate Auditors during this fiscal year

Role	Total remuneration (in thousands)	Amount by type of remuneration (in thousands)		Number of persons
		Basic	Performance-based payment and payment in-kind	
Directors (Outside directors included)	JPY 53,198 (JPY 4,200)	JPY 53,198 (JPY 4,200)	- (-)	4 (2)
Corporate Auditors (Outside auditors included)	JPY 5,700 (JPY 5,700)	JPY 5,700 (JPY 5,700)	- (-)	3 (3)

 (Note 1) The Company was authorized to pay remuneration to Directors up to 200 million yen annually in total at the Annual General Meeting of Shareholders held on December 21, 2016. The number of Directors was four (4) at the time of the authorization.

 (Note 2) The Company was authorized to pay remuneration to Corporate Auditors up to 50 million yen annually in total at the Annual General Meeting of Shareholders held on December 21, 2016. The number of Corporate Auditors was three (3) at the time of the authorization.

 (Note 3) The Board of Directors authorized Kouji Eguchi, CEO of the Company, to make decisions on the amount of base renumeration for each Director. The reason for such authorization is that the Board of Directors considers the CEO suitable for evaluating the performance of the Company.

(4) Matters regarding Outside Directors and Corporate Auditors

 ① Relationship between the Company and significant entities in which an outside director or corporate auditor has a concurrent business position

Role	Name	Concurrent business position and description of position	Relationship with the Company
Outside Director	Tomoya Ogawa	Representative Director, Kreation Inc.	The Company has no material relationship with such concurrent business.
Outside Director	Akira Nojima	Visiting Professor, May Ushiyama Academy's Hollywood Graduate School Director and CEO, No Track Inc.	The Company has no material relationship with such concurrent businesses.

		Visiting Professor, Professional University of Information and Management for Innovation Outside Corporate Auditor, GO TODAY SHAiRE SALON Inc. Member of Audit Committee, Beauty Garage Inc. Outside Director, Atelier M H Co., Ltd. Outside Director, Kabushiki Kaisha soeasy	
Outside Corporate Auditor	Toshiaki Komatsu	Chairman of the Board of Directors, Photocreate Taiwan Corp.	The Company has no material relationship with such concurrent business.
Outside Corporate Auditor	Osamu Sato	Professor, Aoyama Gakuin University	The Company has no material relationship with such concurrent business.
Outside Corporate Auditor	Tsukasa Karyu	Principal, Karyu Tax Accountant Office Outside Corporate Auditor, Five Ring Inc. Corporate Auditor, JOYHNANDS WELLNESS Inc. Corporate Auditor, Medirom Human Resources Inc.	The Company has no material relationship with such concurrent businesses.

② Primary activities in the Company

Role	Name	Primary activities
Outside Director	Tomoya Ogawa	Attended 12 of 12 meetings of the Board of Directors held during the fiscal year 2023 (100%), and offered advice from a professional perspective as a lawyer and corporate manager when necessary.
Outside Director	Akira Nojima	Attended 12 of 12 meetings of the Board of Directors held during the fiscal year 2023 (100%), and offered advice from a professional perspective as a corporate manager when necessary.
Outside Corporate Auditor	Toshiaki Komatsu	Attended 12 of 12 meetings of the Board of Directors (100%) and 12 of 12 meetings of the Board of Corporate Auditors (100%) held during the relevant fiscal year, and made comments from a professional perspective as a corporate manager when necessary.
Outside Corporate Auditor	Osamu Sato	Attended 11 of 12 meetings of the Board of Directors (92%) and 12 of 12 meetings of the Board of Corporate Auditors (100%) held during the relevant fiscal year, and made comments from his perspective as a management scientist as necessary.
Outside Corporate Auditor	Tsukasa Karyu	Attended 10 of 12 meetings of the Board of Directors (83%) and 12 of 12 meetings of the Board of Corporate Auditors (100%) held during the relevant fiscal year, and made comments from his perspective as a certified tax expert when necessary.

5．Matters concerning the status of the accounting auditor for statutory Japanese financial statements

（1） Name of Accounting Auditor

Crea Audit Corporation

（2） Remuneration, etc. as Accounting Auditor for the fiscal year 2023

① Remuneration as Accounting Auditor for the fiscal year

7,500 thousand yen

② Total amount of cash and other financial benefits to be paid by the Company and its subsidiaries

7,500 thousand yen

* The Board of Corporate Auditors of the Company agreed to the remuneration of Crea Audit Corporation because the Board of Corporate Auditors determined that Crea Audit Corporation is suitable for the position after considering its independence and expertise as an accounting auditor and the remuneration for auditing.

（3） Details of non-audit services

Not applicable.

（4） Matters concerning audit of subsidiaries

The Company prepares consolidated financial statements in accordance with U.S. GAAP to meet the SEC and Nasdaq listing requirements in connection with the listing of our common shares in the form of ADSs on the NASDAQ Capital Market in the United States and to comply with U.S. securities laws.

In addition to the accounting above, a domestic audit as required under Japan's Companies Act must be done concurrently. Therefore, the financial statements submitted to the SEC and NASDAQ are prepared by converting the consolidated statutory financial statements prepared under Japanese GAAP to U.S. GAAP and have been audited by TAAD, LLP. The Company's consolidated financial statements prepared in accordance with U.S. GAAP, including those of its subsidiaries, have been audited.

（5） Outline of the contents of the liability limitation agreement

The Company entered into a liability limitation agreement with Crea Audit Corporation, which provides that if Crea Audit Corporation performs its duties in good faith and without gross negligence, its liability to the Company for damages under Article 423, Paragraph 1 of the Companies Act shall be limited to the higher of two million yen or the minimum liability amount stipulated in Article 425, Paragraph 1 of the Companies Act.

（6）Policy on dismissal or non-reappointment of accounting auditors

　　The Board of Corporate Auditors shall dismiss the Accounting Auditor with the Corporate Auditors' unanimous consent if the Accounting Auditor falls under any of the circumstances outlined in each item of Article 340, Paragraph 1 of the Companies Act. In this case, the corporate auditor selected by the Board of Corporate Auditors will report the accounting auditor's dismissal and the reasons for the release at the first general meeting of shareholders to be convened after the discharge.

　　The Board of Corporate Auditors will decide whether to reappoint or not to reappoint the accounting auditor, considering the number of years the accounting auditor has been in office.

６．Company structure and policies

(1) System to ensure the appropriateness of operations

　　The basic policy regarding the system to ensure the Company's operations, or systems of internal controls, is as follows.

① A system to ensure that the execution of duties by the directors and employees of the Company complies with laws and regulations and the Articles of Incorporation (compliance system)

　　In the event of any of the following circumstances, the Company's directors, etc. (meaning directors, executive officers, or any other officers, the same shall apply hereinafter) shall determine the basic policy of compliance in the Company, establish an organization and regulations to make it effective, and promote it by incorporating it into each activity within the Company. At the same time, the Company shall provide education on compliance, clarify the procedures for responding to compliance violations, and make these procedures known to each subsidiary of the Company. For these systems' establishment and operation, the Company's internal audit department shall conduct internal audits. The internal audit department of each subsidiary of the Company shall request reports on the content of audits conducted and provide advice as necessary. In addition, the Company shall establish a reporting system for internal control to ensure the reliability of financial reporting and operate and evaluate the system effectively and efficiently.

② System for the storage and management of information related to the execution of duties by directors of the Company (information storage and management system)

　　The Company's Directors shall prepare and preserve documents (including electromagnetic records) that record information related to the execution of their duties. The Company's directors shall prepare and store documents (including electromagnetic records) that record information related to the performance of their duties and maintain them where can be viewed as necessary. Information management shall be conducted pursuant to the "Basic Policy on Information Security" and the "Personal Information Protection Policy".

③ Rules and other systems for managing the risk of loss in the Company (Risk Management System)

The Company's directors shall determine the basic policy of risk management for the Company, establish an organization, regulations, bylaws, internal rules, guidelines and manuals to make this policy effective, and promote it by incorporating it into the activities of each subsidiary of the Company. At the same time, the Company shall provide education on risk management, clarify the procedures for disclosing risks and responding to crises, and make these procedures known to each subsidiary of the Company. The Company's internal audit department (including the internal audit departments of each subsidiary of the Company) shall monitor these systems' establishment and operation. The Company's internal audit department (including the internal audit departments of each subsidiary of the Company) shall conduct internal audits of each subsidiary of the Company concerning these systems' establishment and operation.

④ A system to ensure the efficient execution of duties by the directors, etc. of the Company (Efficient Duty Execution System).

The directors of the Company shall ensure efficiency in the execution of duties by the directors, etc., of the Company by establishing a business management system consisting of the following items.
- In addition to the Board of Directors, the Group Management Committee shall be organized to deliberate on important matters affecting the entire Company to make decisions carefully after multifaceted consideration.
- The Company shall appoint executive officers to be in charge of business execution and shall dispatch directors to each Company in the MEDIROM Group as necessary to supervise appropriate business execution and decision-making.
- The Company shall execute its duties appropriately and efficiently following the duties and authority and decision-making rules based on the Company's Rules on Duties and Authority.
- Each subsidiary of the Company shall formulate quantitative and qualitative targets as its annual plan, manage its performance through quarterly monitoring, etc.

⑤ System for reporting on the execution of duties by the directors of Company and other strategies for ensuring the appropriateness of business operations (reporting on the performance of duties and other Group internal control systems).

The Company's Directors shall establish rules and standards applicable to each subsidiary of the Company, including the following items, and shall manage the business under these rules and standards and request various reports based on these rules and standards.

- Matters related to governance and monitoring of each subsidiary of the Company
- Matters related to the guidance and management of the development of internal control systems at each subsidiary of the Company
- Matters related to the Company's information communication system*
- Matters concerning the internal audit of the Company by the Company's Corporate Audit Department

  * Matters including the system for sharing information within the Company and the internal whistle-blowing system

⑥ Matters related to employees who the Company's Corporate Auditors request to assist them in their duties* (*hereinafter collectively referred to as "corporate auditor-related systems")

The directors of the Company shall appoint employees to assist in the Company's Corporate Auditors' duties. These employees shall assist in the Corporate Auditors' responsibilities and shall be subject to the direction and orders of the Corporate Auditors.

⑦ Matters of the independence of employees mentioned in the preceding item from the Company's directors and issues concerning ensuring the effectiveness of instructions to such employees by the Corporate Auditors of the Company.

To ensure the independence of employees mentioned in the preceding item, decisions on matters related to personnel affairs, such as the appointment, transfer, and evaluation of such employees, shall require the consent of the Company's Corporate Auditors. Besides, such employees shall not concurrently hold positions related to the execution of business and shall be subject only to the direction and orders of the Company's Corporate Auditors.

⑧ System for Directors, Corporate Auditors and Employees of the Company to Report to the Company's Corporate Auditors.

The Company's directors shall report to the Company's Corporate Auditors on matters designated in advance by the Company's Corporate Auditors under the auditing standards for Corporate Auditors of the Company, etc. The main issues shall be as follows.

- Suppose a Company Director discovers a fact that is likely to cause significant damage to any of the subsidiary of the Company. In that case, the Director shall notify the Company of such fact.
- Statutory matters that require the consent of the Company's Corporate Auditors
- Status of development and operation of the internal control system of the Company

The Company's Corporate Auditors may request reports from the directors, Corporate Auditors, and employees of each subsidiary of the Company at any time as necessary, not limited to the above matters, and those requested to report shall promptly make appropriate reports. The Directors, Corporate Auditors, and employees of each subsidiary of the Company (including those who have received information from such directors, Corporate Auditors, and employees) may request reports from the Directors, Corporate Auditors, and employees of each subsidiary of the Company. Directors, Corporate Auditors, and employees of each subsidiary of the Company (including those who have received reports from such directors, Corporate Auditors, and employees) shall report directly to the Company's Corporate Auditors when matters arise that they deem appropriate to report to the Company's Corporate Auditors to ensure the Company's business is operating appropriately.

The Corporate Auditors of the Company shall receive reports on the operation of the internal reporting system once a quarter. The Company's Corporate Auditors shall receive notifications on the operation of the whistle-blowing system once a quarter. If they deem it necessary, the Corporate Auditors may have relevant personnel immediately report on the system's operation.

⑨　System to ensure that a person who has made a report as described in the preceding item is not treated disadvantageously for the reason that he or she has made a report to the Company's Corporate Auditors.

The Directors of the Company shall establish the standard rules of the Company. They stipulate those who have made the report described in the preceding item shall not be treated disadvantageously because of such information and shall operate the rules appropriately after making them known to each subsidiary of the Company.

⑩　Policy on procedures for prepayment or redemption of expenses incurred in the execution of duties by the Company's Corporate Auditors

Suppose the Company's Corporate Auditors request advance payment or redemption procedures of expenses incurred in the performance of their duties. In that case, the Company's Directors shall promptly pay such fees, except in cases where such payment is deemed unnecessary for the performance of the Corporate Auditors' duties, under the internal rules established through consultation with the Company's Corporate Auditors.

⑪　Other systems to ensure that the audits by the Company's Corporate Auditors are conducted effectively

The Company's Corporate Auditors shall hold meetings to exchange opinions with the representative directors and outside directors of the Company regularly. Besides, the Directors of the Company shall establish a system to ensure that the audits by the Company's Corporate

Auditors are conducted effectively, such as by ensuring that the Company's Corporate Auditors have the opportunity to attend meetings of each subsidiary of the Company at the request of the Company's Corporate Auditors.

(2) Overview of the operation of the system to ensure the appropriateness of operations.

In 2020, our common shares represented by ADSs became listed on the Nasdaq Stock Market in the United States, and as a large company under the Companies Act, we have worked to establish a so-called "system of internal control over financial reporting" to ensure appropriate business operations. Specifically, we worked to document business processes and improve deficiencies in internal controls to comply with the Sarbanes-Oxley Act of the United States, prepare for the replacement and introduction of business systems, and reinforce accounting personnel. At the same time, we promoted the acceleration of the account closing process and the strengthening of the review process by allocating operations more efficiently.

In addition, the Board of Directors met 12 times, these being the main meetings to monitor and supervise the appropriate operation of the business described in (1) above. In addition to ensuring the legality of the execution of duties by directors, outside directors who have no ownership interest in the Company attended all Board of Directors meetings. The Board of Corporate Auditors met 12 times.

The members of the Board of Corporate Auditors conduct audits based on the audit plans established by the Board of Corporate Auditors, and exchange opinions with our representative directors, other directors, the Internal Audit Office, and the accounting auditor.

In order to confirm the appropriateness of the operational status of our business, we established the Internal Audit Office and appointed dedicated personnel.

(3) Basic Policy on Control of Kabushiki Kaisha

As a Japanese company with ADSs listed on overseas markets, we respect the free trading of our ADSs in the market, and according to our amended and restated articles of incorporation and under the Companies Act, the final decision on whether to accept a proposal for a purchase of the Company's shares that would result in a change of control should be left to the shareholders.

The Company has issued one (1) Class A share with Kouji Eguchi, the founder, and representative director, as the holder. The Class A share is so-called "golden share" with the same rights as common shares in terms of dividends and receipt of residual assets and has the right to consent to critical corporate decisions such as reorganization and disposal of substantial assets and issuance of new shares.

The Company's Board of Directors, including outside directors, shall determine whether a party conducting a tender offer for a significant purchase of the Company's shares is a party that contributes to the enhancement of the Company's corporate value and, in turn, the common interests of its shareholders. The Board of Directors, including the outside directors, will take appropriate measures to consider the laws of Japan and the United States, where the Company's ADSs are listed.

Under the Japanese Companies Act and our Articles of Incorporation, our shareholders are entitled to have information and time to consider whether or not to accept a tender offer for a change of control and protect the Company's corporate value and the shareholders' common interests. The Company believes that it is essential to ensure that shareholders have such information and time.

(4) Company policy in regard to the decisions related to distribution of dividends etc.

The Company considers the distribution of earnings to our shareholders as an essential management policy. Our basic approach is to strive to continuously provide stable returns to our shareholders while securing the necessary internal reserves to respond to future growth and changes in the business environment. However, currently we plan to actively invest in our business to achieve further growth in the future, and we do not expect to pay any dividends on our common shares for the foreseeable future.

7. Matters concerning important events, etc.

No such event occurred.

* Fractions less than the indicated figures are rounded down to the nearest whole number in this business report.

Statutory Financial Statements Prepared in Accordance with Japanese GAAP

Note: The statutory financial statements on the following pages have been prepared in accordance with Japanese GAAP. These results may differ in material respects from our audited consolidated financial results under U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F, which will be filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. The attached financial statements are provided to our shareholders and ADS holders solely in accordance with requirements under the Japanese Companies Act in connection with our Annual Meeting. See "Important Notice Regarding Japanese GAAP Financial Information" above.

Balance Sheet

（Prepared in accordance with JGAAP as of December 31, 2023）

（Unit: thousand yen）

Accounts	Balance	Accounts	Balance
(Assets)		(Liabilities)	
Total current assets	3,211,928	Total current liabilities	2,335,967
Cash and cash equivalents	52,570	Contract liability (current)	172,867
Accounts receivable-trade	514,824	Short-term borrowings	320,000
Accounts receivable-other	806,006	Current portion of long-term borrowings	64,462
Short-term loan receivable	1,635,104	Accounts payable-other	1,752,827
Advances paid	301,419	Accrued income taxes	4,850
Other current assets	13,755	Deposits received	11,311
Allowance for doubtful accounts	△111,750	Other current liabilities	9,650
Total non-current assets	736,862	Total non-current liabilities	1,114,907
Total tangible assets	77,681	Long-term borrowings	417,830
Property and equipment	93,364	Convertible bonds	500,000
Vehicles	9,262	Long-term accounts payable-other	8,277
Tools, furniture, and fixtures	28,996	Contract liability (non-current)	9,166
Work in progress	15,750	Asset retirement obligation	39,426
Accumulated depreciation	△69,691	Special account arising from reorganization	140,208
Total intangible assets	30,993		
Software, net	15,106	Total liabilities	3,450,874
Software in progress	15,514	(Shareholders' Equity)	
Other intangible assets, net	373	Shareholders' equity	491,407
		Share capital	20,000
Total investment and other assets	628,188	Capital surplus	29,336
Investments	81,542	Legal capital surplus	20,000
Shares of subsidiaries	147,202	Other capital surplus	9,336
Long-term accounts receivable-other	212,343	Total retained earnings	445,071
Lease and guarantee deposits	228,540	Other retained earnings	445,071
Deferred tax assets	74,031	Treasury shares	△3,000
Other assets	1,076	Share acquisition rights	6,509
Allowance for doubtful accounts	△116,546		
		Total shareholders' equity	497,916
Total assets	3,948,790	Total liabilities and shareholders' equity	3,948,790

Income Statement

(Prepared in accordance with JGAAP for the fiscal year ended December 31, 2023)

(Unit: thousand yen)

Accounts	Amount	
Revenues		1,901,620
Cost of revenue		291,648
Gross profit		1,609,972
Selling, general and administrative expenses		831,095
Operating income		778,877
Non-operating income		
Interest income	33,812	
Foreign exchange gains	16,347	
Other non-operating income	4,870	55,029
Non-operating expenses		
Interest expenses	35,508	
Other non-operating expenses	1,124	36,632
Ordinary income		797,274
Extraordinary income		
Gain form sales of long-lived assets	2,647	
Gain from sales of shares of its subsidiary	154,852	157,499
Extraordinary losses		
Loss from disposal of long-lived assets	237	
Impairment of shares of subsidiaries	563,351	563,588
Income before taxes		391,185
Income taxes		488
Adjustment of income taxes		△74,031
Net income		464,728

Statement of Changes in Shareholders' Equity

（Prepared in accordance with JGAAP for the fiscal year ended December 31, 2023）

（Unit: thousand yen）

| | | Shareholders' equity | | |
| | Share capital | Capital Surplus | | |
		Legal capital surplus	Other capital surplus	Total capital surplus
Beginning balance	1,223,234	1,234,234	101,808	1,336,042
Changes during the year				
Reclassification from share capital to other capital surplus	△1,203,234		1,203,234	1,203,234
Reclassification from legal capital surplus to other capital surplus		△1,214,234	1,214,234	－
Deficit Disposition			△2,509,940	△2,509,940
Net income				
Decrease resulted from reorganization				
Changes during the year without shareholders' equity items	－	－	－	－
Total changes during the year	△1,203,234	△1,214,234	△92,471	△1,306,706
Ending balance	20,000	20,000	9,336	29,336

（Unit: thousand yen）

| | | Shareholders' equity | | | Share acquisition rights | Total shareholders' equity |
| | Retained earnings | | Treasury shares | Total shareholders' capital | | |
	Other retained earnings	Total retained earnings				
Beginning Balance	△2,509,940	△2,509,940	△3,000	46,336	6,509	52,845
Changes during the year						
Reclassification from share capital to other capital surplus				－		－
Reclassification from legal capital surplus to other capital surplus				－		－
Deficit Disposition	2,509,940	2,509,940		－		－
Net income	464,728	464,728		464,728		464,728
Decrease resulted from reorganization	△19,657	△19,657		△19,657		△19,657
Changes during the year without shareholders' equity items	－	－	－	－	－	－
Total changes during the year	2,955,011	2,955,011	－	445,071	－	445,071
Ending balance	445,071	445,071	△3,000	491,407	6,509	497,916

3

Notes to the specific items

The financial results and financial statements included herein are prepared solely in accordance with Japanese Generally Accepted Accounting Principles ("GAAP"), and have not been reviewed or audited under either the standards of the Public Company Accounting Oversight Board ("PCAOB"). As such, financial results for the year ended December 31, 2023 prepared in accordance with U.S. GAAP remain subject to the completion of management's reviews and reconciliations and/or adjustments under U.S. GAAP, the Company's other financial closing procedures, and the audit by the independent auditor in accordance with the standards of the PCAOB, and may differ from the financial results under Japanese GAAP contained herein. For the financial results and audited consolidated financial statements prepared in accordance with U.S. GAAP, please see the Annual Report on Form 20-F, which will be filed by the Company with the U.S. Securities and Exchange Commission and available at www.sec.gov. *at a later date.*

(Note regarding uncertainty related to going concern)

The Company recognized operating income of JPY778,877 thousand, ordinary income of JPY797,274 thousand, and net income of JPY464,728 thousand for the year ended December 31, 2023, which resulted in the shareholders' equity of JPY497,916 thousand as of December 31, 2023.

However, the Company still has certain tax payable and social security expenses payable, which have been accrued, but probated by the authorities in the past years due to salon closure and/or operating losses during the COVID-19 pandemic. If the authorities decide not to further extend the probation period, the Company may have to pay the entire amount of such taxes and social security expenses within next 12 months, which will have a material adverse impact on the Company's future cash flows.

Considering the above, the Company has material uncertainty related to going concern assumption for the next 12 months from the date of issuance of the financial statements contained herein. Nonetheless, the financial statements contained herein are reported under the assumption of going concern for the year ended December 31, 2023, and no such uncertainty was reflected.

In response to the current situation, the Company may consider financings from raising capital by a public offering in summer 2024 and additional borrowings from financial institutions. In addition, the Company continues to expand the production and sale of MOTHER Bracelet®, a wearable tracker that does not require recharging, which we started selling in small batches in 2022. We also plan to continuously sell selected salons to third party investors, who, in turn, outsource store management operations to our wholly owned subsidiaries, to further generate cash flows from operations.

However, there can be no assurances that we will be successful in securing any debt or equity financing on terms favorable to us, or at all, or in the sales of MOTHER Bracelet® to customers or salons to third party investors, and it is not possible to predict if we will obtain the necessary financing or whether the implementation of our business plans will be successful.

（Significant accounting policies）
1. Standards and methodologies of evaluation of assets
    (1) Available for sale securities
         Securities without market price are stated at the moving average cost.

2. Depreciation and amortization methodologies of non-current assets
    (1) Tangible non-current assets

The depreciation methods and applicable usage periods are as follows:

Property and equipment: Straight-line method, 3-15 years

Vehicles: Declining balance method, 6 years

Tools, furniture and fixtures: Declining balance method, 2-10 years

    (2) Intangible assets

Straight-line method is adopted. Software for company use is amortized over the useful life (3 or 5 years depending on each software).

3. Basis to recognize allowances

    (1) Allowance for doubtful accounts

The Company estimates uncollectible amounts of its receivables by multiplying historical bad debt ratio of receivables with accounts receivable amount for those without specific sign of default, and by individually estimating collectability of each specific receivable such as those with sign of default.

4. Revenue and cost recognition

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

Step 1: identification of the contract with a customer;

Step 2: identification of the performance obligations in the contract;

Step 3: determination of the transaction price;

Step 4: allocation of the transaction price to the performance obligations in the contract; and

Step 5: recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company's primary revenue sources consist of the management and administrative services provided to its subsidiaries, the consulting fees determined based on the number of sales of salon transactions that are closed by its subsidiaries, and the royalty income related to its trademarks.

The Company provides its subsidiaries with management services and administrative functions. In the contracts with the subsidiaries for such services, the performance obligation is deemed to be satisfied as time passes, since the subsidiaries receive benefits constantly from the recurring services from the Company. Hence, the Company recognizes revenue from the subsidiaries evenly during the contracted period.

The Company is entitled to a performance bonus when a sale of salon transaction is closed as the Company provides consulting services to find buyers and close transactions, and the Company recognizes the revenue upon a salon sale transaction is closed as a performance obligation is considered to be satisfied.

The Company calculates the amount of royalty income based on the number of salons and the certain fees per salon, and the Company allows the subsidiaries to use the Company's trademarks over the contract period and performance obligation is deemed to be satisfied as the time passes. As such, the Company recognizes royalty income over the contract period.

The considerations for the above revenue transactions do not include significant financial elements.

(Notes related to accounting estimates)
(Evaluation of investments, loans receivable, and accounts receivable from our subsidiaries)
1. The amounts on the financial statements as of end of this fiscal year

Common shares of subsidiaries	JPY147,202 thousand
Short-term loans receivable from subsidiaries	JPY1,635,104 thousand
Accounts receivable-trade from subsidiaries	JPY495,665 thousand
Accounts receivable-other from subsidiaries	JPY778,098 thousand
Advances paid from subsidiaries	JPY301,419 thousand
Allowance for doubtful accounts related to receivables from subsidiaries	JPY105,819 thousand
Write-off of values of common shares of subsidiaries	JPY563,351 thousand

2. Information related to accounting estimates over the identified items

The judgments on necessity/unnecessity to impair the investments on common shares of subsidiaries without market prices is done by comparing the purchase price and practical price, and if the practical price has dramatically decreased, the Company impairs the investment amounts except the case that collectability of the invested amounts is sufficiently supported by enough evidences. The Company uses future plans and so on for the judgment of such collectability.

The receivables from our subsidiaries are evaluated by each entity for the estimated uncollectible amounts, and such estimated uncollectible amounts are recognized as allowance for doubtful accounts. Such uncollectible amounts are estimated based on the financial position of each subsidiary considering general ability to pay by each subsidiary.

If the financial positions or operating performance of the subsidiaries are worsened in the following fiscal year, there is a risk that the Company needs to recognize losses from impairment of the investments on subsidiaries and/or allowance for doubtful accounts, which could impact our financial positions and/or operating performance.

(Notes regarding the Balance Sheet)
1. Assets provided as collaterals and liabilities collateralized by them
    (1) Assets provided as collaterals
        Time deposits: JPY26,002 thousand

    (2) Liabilities the collateralized by the assets.
        Long-term borrowings due within 1 year: JPY5,724 thousand
        Long-term borrowings: JPY202,794 thousand
                                    Total   JPY208,518 thousand

2. Guaranteed liabilities
    (1) The Company guarantees the lease payments on the following subsidiaries' salon facility:
        Wing Inc. and SAWAN Co., Ltd. :   65 salons, JPY554,742 thousand

    (2) The Company provides a guarantee on the bank loan borrowed by a subsidiary:
        MEDIROM MOTHER Labs Inc.:   JPY200,000 thousand

3. Receivables from and payables to subsidiaries
    Short-term receivables: JPY3,190,287 thousand
    Short-term payables: JPY1,721,830 thousand

(Notes regarding the Income Statement)
1. Transactions with subsidiaries
    (1) Operating transactions:
        Revenues: JPY1,492,855 thousand
        Expenditures: JPY12,845 thousand

    (2) Non-operating transactions:
        Income: JPY32,702 thousand
        Expenditures: JPY2,583 thousand

(Notes regarding the Statement of Shareholders' Equity)
①   Number of shares issued as of fiscal year end:
        Common shares: 4,975,000
        Class A share: 1

②   Number of treasury shares as of fiscal year end:
        Common shares: 92,500

③   Notice regarding dividends of retained earnings
    (1) Dividends paid:
        No dividend was paid during this fiscal year.

    (2) Dividend to be paid after the ending date of this fiscal year:

No dividend is scheduled to be paid.

④ Notice regarding share acquisition rights:
Number of shares subject to the share acquisition rights:
The 5th Series of Stock Options: Common shares 85,500
The 7th Series of Stock Options: Common shares 73,000
The 8th Series of Stock Options: Common shares 150,000
The 9th Series of Stock Options: Common shares 288,250

Total   596,750

（Note regarding financial instruments）

(1)　Items regarding transactions related to the financial instruments

　　①　The Company policy on financial instruments

　　　　The Company plans its necessary financing at its Board of Directors based on the investment plan and operating cash flow prospect, and finances its working capital by means of bank loans after approval by the Board.

　　②　Details of the financial instruments and related risks

　　　　Accounts receivable-trade and accounts receivable-other are operating claims and are subject to credit risk of our customers.

　　　Investments in securities are stocks of private companies with whom we have transaction relationship and subject to credit risk and market risk of the issuers.

　　　Loans receivable are subject to credit risk of the borrowers.

　　　Lease and guarantee deposits are deposited for the purpose of entering into lease agreements of our offices and salons and are subject to credit risk of the landlords.

　　　Accounts payable-other and long-term accounts payable-other are subject to liquidity risk that the Company is not able to make the payments on the due dates.

　　　Borrowings are for working capital purpose and are subject to liquidity risk.

　　③　Risk management system over financial instruments

　　　　i.　　Credit risk (risks related to breach of contracts, etc.) management

　　　　　　The relevant divisions of the Company periodically monitor the primary customers and/or vendors over operating claims and loans receivable, manage due dates and balances, and try to collect information in the early timing about the risk of collectability due to worsened financial positions of them or mitigate risk of bad debt.

　　　　ii.　　Market risk management

　　　　　　The Company collects information about the issuers' (transaction parties') financial positions, etc. in regard to investments on securities.

　　　　iii.　　Liquidity risk (risk not to be able to pay on due) management

　　　　　　The Company recognizes the due dates on monthly basis based on reports submitted from each division, makes/updates payment plans, and prepares liquidity on hand. By doing such, the Company manages the liquidity risk.

　　④　Supplemental explanation about the fair value of financial instruments

　　　The fair values of financial instruments include reasonably estimated amounts in case there is no market value. Such a value calculation reflects volatile factors, and so subject to change of the value due to adopting different assumptions.

(2) Fair value of financial instruments

The disclosed amounts on the Balance Sheet, fair values, the differences as of December 31, 2023 are as presented in the following table. The table excludes financial instruments, the fair value of which is deemed impossible to determine. (Please see Note 2 below.) Furthermore, cash is omitted from the table and bank balances, accounts receivable-trade, accounts receivable-other, accounts payable-other, short-term loans receivable, accounts payable-trade, accounts payable-other, and short-term loans payable are omitted from the table since they can be settled within a short period and so their fair values approximate their book values.

(Unit: thousand yen)

Account	Ending balance	Fair value	Difference
(1) Long-term accounts receivable-other (※1 and ※2)	108,546	108,546	—
(2) Long-term borrowings (※3)	482,292	448,259	△34,033
(3) Convertible bonds	500,000	569,795	69,795
(4) Long-term accounts payable-other (※4)	10,227	9,871	△356

※1　Net of allowance for doubtful accounts.

※2　Long-term accounts receivable-other due within 1 year are included.

※3　Long-term borrowings due within 1 year are included.

※4　Long-term accounts payable-other due within 1 year are included.

(Note 1)．Items related to calculation methodologies of financial instruments and securities or derivative transactions

(1) Long-term accounts receivable-other

Since the estimated uncollectible amounts are calculated based on the expected collectible amounts, etc., the fair values of them are approximate with the amount disclosed on the Balance Sheet less the latest estimated bad debt as of fiscal year end. Hence, the Company regards the amount as the fair value of this account.

(2) Long-term borrowings, (3) Convertible bonds, (4) Long-term accounts payable-other

The fair value of the Long-term borrowings, Convertible bonds, and Long-term accounts payable-other are calculated under the method that the sum of principals and interest payable is discounted by the interest rates assumed to be applicable provided the Company newly entered into the loan agreements with the same terms and conditions.

(Note 2)．　Financial instruments the fair values of which are deemed impossible to determine since there is no market to trade it

(Unit: thousand yen)

Account	Ending balance
Shares of private companies	81,542
Shares of subsidiaries and affiliates	147,202

（Note regarding the asset retirement obligations）

1. The details of the asset retirement obligations

    The restoration costs over headquarter office and ReRaKu College.

2. The methodology to calculate the asset retirement obligations

    The restoration costs of headquarter office, Re.Ra.Ku College are recognized based on the estimated removal costs provided by the construction contractor.

3. The increase or decrease of the total asset retirement obligations in this fiscal year is as follows:

Beginning balance:	JPY39,330 thousand
Adjustments due to passing of time:	JPY95 thousand
Ending balance:	JPY39,425 thousand

（Note regarding deferred tax accounting）

Schedule of deferred tax assets by primary cause:

Deferred tax assets:

Loss carried forward	JPY317,856 thousand
Shares of subsidiaries and affiliates	JPY211,510 thousand
Allowance for doubtful accounts	JPY78,966 thousand
Accounts receivable	JPY15,233 thousand
Asset retirement obligations	JPY13,637 thousand
Deposits receivable	JPY12,106 thousand
Others	JPY15,080 thousand
Sub-total Deferred tax assets	JPY664,391 thousand
Valuation allowance	△JPY585,663thousand
Total Deferred tax assets	JPY78,727thousand

Deferred tax liabilities:

Asset retirement costs	△JPY3,916thousand
Others	△JPY779thousand
Sub-total Deferred tax assets	△JPY4,696thousand
Net deferred tax assets	JPY74,031thousand

11

（Note regarding transactions with related parties）

1. With subsidiaries and affiliates:

（Unit：thousand yen）

Entity type	Entity name	Ownership	Transaction(s)	Transaction amount	Account	Ending balance
Subsidiary	Medirom Human Resources Inc.	Direct 100%	Business and clerical administration services fees	13,929	Accounts receivable-trade	102,134
			Payment of other expenses	2,575	Accounts receivable-other	713,287
			Payment of secondment contribution	7,526	Advances paid	16,949
			Receipt of interest income	31,703	Short-term loans receivable	1,585,175
Subsidiary	Wing Inc.	Direct 100%	Guarantee of liabilities	530,945		--
			Guarantor of the Company's debts	382,982		--
			Business and clerical administration services fees	211,628	Accounts payable - other	1,144,837
			Receipt of salon sale success fees	715,400	Deposits payable	6,996
			Receipt of royalties	89,496		
			Payment of secondment contribution	629		
			Salon operation expenses	14		
Subsidiary	JOYHANDS WELLNESS Inc.	Direct 100%	Business and clerical administration services fees	65,179	Account receivable-other	449,996
			Receipt of royalties	11,814		
Subsidiary	SAWAN Co. Ltd.	Direct 100%	Guarantee of liabilities	23,797		--
			Business and clerical administration services fees	35,656	Accounts receivable-trade	355,079
			Receipt of salon sale success fees	299,950	Accounts receivable-other	33,134
			Receipt of royalties	5,148		
			Receipt of interest income	998	Advances paid	1,816
					Short-term loans receivable	49,928
Subsidiary	ZACC Kabushiki Kaisha	Direct 100%	Business and clerical administration services fees	23,737	Accounts receivable-trade	11,387
					Accounts receivable-other	13,222
					Advances paid	178
			Borrowing of loans	15,000		
			Repayments of loans	25,000		
			Payment of interest expenses	998	Short-term loans payable	120,000
Subsidiary	Medirom Shared Services Inc.	Direct 100%	Business and clerical administration services fees	10,285	Accounts receivable-trade	27,062
			Payment of other expenses	2,100	Accounts receivable-other	11,107
			Guarantor of the Company's debts	169,200	Advances paid	253,991
Subsidiary	MEDIROM MOTHER Labs Inc	Direct 96.4%	Business and clerical administration services fees	10,629	Accounts receivable-other	7,348
					Advances paid	28,482
			Guarantee of liabilities	200,000		
			Guarantor of the Company's debts	377,718		

(Note1). The guarantees by the Company to Wing Inc. and SAWAN Co. Ltd. were for the lease payments for the salons.

(Note2). The loan amount of JPY382,982 thousand borne by the Company is guaranteed by Wing Inc. without any guarantee fees.

(Note3) The loan amount of JPY169,200 thousand borne by the Company is guaranteed by Medirom Shared Services Inc. without any guarantee fees.

(Note4) The loan amount of JPY377,718 thousand borne by the Company is guaranteed by MEDIROM MOTHER Labs Inc. without any guarantee fees.

(Note5) The Company provides the parental guarantee on the bank loan borne by the MEDIROM MOTHER Labs Inc. without any guarantee fees.

(Note6). The inter-company loans were lent at the interest rates reasonably decided by referencing the market rates.

(Note7). The terms and conditions over the outsourcing of salon operation support and back-office services were decided considering market fee prices, etc.

(Note8). The Company recognizes the allowance for doubtful accounts of JPY105,819 thousand to subsidiaries and affiliates in total.

2. With Directors and primary individual shareholders:

（Unit: thousand yen）

Type	Name	Voting rights	Relationship	Transaction	Amount	Accounts	Ending balance
Director	Kouji Eguchi	Direct 38.61%	Representative director	Payment guarantees for the Company's debt and lease obligations	213,782	-	-

(Note) Guarantees were provided by Mr. Eguchi for the Company's bank loans and rent expenses of our salons. No guarantee fees are paid.

(Note regarding business combinations)

(Transactions under common control)

Transition to a holding company structure by means of incorporation-type company split and absorption-type company split

On May 31, 2023, the Company's board of directors approved that the Company would transfer its Preventative healthcare business to its newly established wholly-owned subsidiary (incorporation-type company split) and that the Company would transfer its development and corporate functions to its existing wholly-owned subsidiary (absorption-type company split), and performed the splits on July 3, 2023.

(Incorporation-type company split)

1. Overview of the transaction

  (1) Name and content of the business subject to the transaction

  Name of the business: Preventative healthcare business

  Nature of business: Development and operation of "Lav" app and design, manufacturing, sale of "MOTHER Bracelet®"

  (2) Date of the company split

  July 3, 2023

  (3) Legal form of the business combination

  The Company split itself and the newly established entity succeeded to the split business (simple split), which made the newly established entity a wholly-owned subsidiary of the Company.

  (4) Name of the newly established entity after the split

  MEDIROM MOTHER Labs Inc.

  (5) Other items related to the transaction

  The Company as a group has been positioning the Preventative healthcare business as our key growth business since the business had been authentically expanded the operations in the previous year. In order to enhance the business as a primary business segment, the Company would divide the Preventative healthcare business into a new entity to perform the autonomous operations under more clarified responsibilities and delegated authority, which was in line with the corporate reorganization in 2021 for more clarified management policy. Moreover, by splitting salon development and corporate functions, each business subsidiary of the Company would aim to strengthen its business competitiveness with quicker decision-making, etc. The Company will function as the holding company to focus on providing support functions to each subsidiary so that the subsidiaries can grow more, and increase the corporate value of the whole group.

2. Overview of the accounting treatments

Based on the "Accounting Standards for Business Combinations" (Enterprise Accounting Standard No. 21, January 16, 2019) and the "Application Guidance on Accounting Standards for Business Combinations and Accounting Standards for Business Separations, etc." (Enterprise Accounting Standard Application Guidance No. 10, January 16, 2019), transactions under common control are being treated as such.

(Absorption Split)

1. Overview of the Transaction

  (1) Name and content of the business subject to the transaction

  Name of the business: Salon development and Business administrations

Nature of business: Salon development, business administration services for the group subsidiaries

(2) Date of the Company Split

July 3, 2023

(3) Legal form of the company split

The Company transfers its businesses as the absorption-split company (hereinafter referred to as the "split company"), and our wholly-owned subsidiary, Bell & Joy Power Partners Co., Ltd., as the absorption-split successor company (hereinafter referred to as the "successor company"), in an absorption-type company split.

(4) Name of the Companies after the Split

Split company: Medirom Healthcare Technologies Inc.

Successor company: Medirom Shared Services Inc.

(5) Other items related to the transaction

The Company as a group has been positioning the Preventative healthcare business as our key growth business since the business had been authentically expanded the operations in the previous year. In order to enhance the business as a primary business segment, the Company would divide the Preventative healthcare business into a new entity to perform the autonomous operations under more clarified responsibilities and delegated authority, which was in line with the corporate reorganization in 2021 for more clarified management policy. Moreover, by splitting salon development and corporate functions, each business subsidiary of the Company would aim to strengthen its business competitiveness with quicker decision-making, etc. The Company will function as the holding company to focus on providing support functions to each subsidiary so that the subsidiaries can grow more, and increase the corporate value of the whole group.

2. Overview of the accounting treatments

Based on the "Accounting Standards for Business Combinations" (Enterprise Accounting Standard No. 21, January 16, 2019) and the "Application Guidance on Accounting Standards for Business Combinations and Accounting Standards for Business Separations, etc." (Enterprise Accounting Standard Application Guidance No. 10, January 16, 2019), transactions under common control are being treated as such.

（Per-share information）

1.   Net assets per common share   100.64 yen
2.   Net income per common share   95.18 yen

(Material subsequent events)

No applicable items.

Annexed Detailed Statement

1. Schedule of non-current tangible assets and intangible assets

（Unit: thousand yen）

Classification	Type of assets	Beginning book balance	Increase during the year	Decrease during the year	Depreciation expenses for the year	Ending book balance	Accumulated depreciation	Ending cost of acquisition
Tangible Assets	Properties and equipment	60,903	—	—	11,177	49,726	43,638	93,364
	Vehicles	2,951	9,262	2,788	2,991	6,434	2,828	9,262
	Tools, furniture, and fixtures	26,501	8,192	15,199	13,723	5,771	23,225	28,996
	Work in progress	—	15,750	—	—	15,750	—	15,750
	Subtotal	90,355	33,204	17,987	27,891	77,681	69,691	147,372
Intangible Assets	Software	54,458	26,047	52,126	13,273	15,106	—	—
	Software in progress	31,706	38,945	55,137	—	15,514	—	—
	Other	448	—	—	75	373	—	—
	Subtotal	86,612	64,992	107,263	13,348	30,993	—	—

Note 1. Increase during the year primarily consists of the followings:

    (1) Capitalized costs related to the renewal of ReRaKu website

       Software   13,659 thousand yen

    (2) Purchase of fitness machines

       Work in progress   15,750 thousand yen

Note 2. Decrease during the year primarily consists of the following:

    (1) Transfer of the capitalized costs related to the renewal of ReRaKu website upon completion

       Software in progress   13,659 thousand yen

Note 3. Decrease resulted from the reorganization became effective on July 3, 2023 consists of the followings:

      Tools, furniture, and fixtures 14,967 thousand yen

      Software   52,121 thousand yen

      Software in progress   32,529 thousand yen

2 Details of allowances

（Unit: thousand yen）

Account	Beginning balance	Increase during the year	Decrease during the year	Ending balance
Allowance for doubtful accounts	157,052	228,297	157,052	228,297

3．Schedule of selling, general, and administrative expenses:

（Unit: thousand yen）

Account	Amount	Note
Remuneration for directors	57,547	
Salaries	111,872	
Legal welfare expenses	20,899	
Rent expenses	75,918	
Advertising expenses	23,117	
Travel and transportation expenses	20,229	
Commission expenses	44,694	
Secondment contribution	8,155	
Research and development expenses	867	
Fee expenses	296,302	
Taxes and dues	13,589	
Depreciation expenses	32,507	
Bad debts expenses	71,244	
Other	54,152	
Total	831,095	

MEDIROM HEALTHCARE TECHNOLOGIES INC.
2024 EQUITY INCENTIVE COMPENSATION PLAN

1.   Purpose; Eligibility.

1.1   General Purpose. The name of this plan is the MEDIROM Healthcare Technologies Inc. 2024 Equity Incentive Compensation Plan (the "**Plan**"). The purposes of the Plan are to (a) enable MEDIROM Healthcare Technologies Inc., a Japanese joint-stock corporation (the "**Company**"), and any Affiliate to attract and retain the types of Employees, Consultants, Directors and Statutory Auditors who will contribute to the Company's long term success; (b) provide incentives that align the interests of Employees, Consultants, Directors and Statutory Auditors with those of the shareholders of the Company; and (c) promote the success of the Company's business.

1.2   Eligible Award Recipients. The persons eligible to receive Awards are the Employees (including Officers), Consultants, Directors and Statutory Auditors of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants, Directors and Statutory Auditors after the receipt of Awards.

1.3   Available Awards. Awards that may be granted under the Plan include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards and (e) Performance Share Awards.

2.   Definitions.

"**ADSs**" means American Depositary Shares representing shares of Common Stock.

"**Affiliate**" means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company.

"**Applicable Laws**" means the requirements related to or implicated by the administration of the Plan under applicable Japanese corporate law, United States federal and state securities laws, the Code, any stock exchange or quotation system on which the shares of Common Stock (or ADSs) are listed or quoted, and the applicable laws of any foreign country or jurisdiction where Awards are granted under the Plan.

"**Award**" means any Incentive Stock Option, a Non-qualified Stock Option, a Stock Appreciation Right, a Restricted Award or a Performance Share Award, together with any other right or interest relating to the shares of Common Stock, granted to a Participant under the Plan.

"**Award Agreement**" means a written agreement, contract, certificate or other instrument or document (including without limitation the terms of issuance (*hakkō yōkō*) of any Japanese SAR) evidencing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

"**Beneficial Owner**" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular Person, such Person shall be deemed to have beneficial ownership of all securities that such Person has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

"**Board**" means the Board of Directors of the Company, as constituted at any time.

"**Cause**" means:

With respect to any Employee or Consultant, unless the applicable Award Agreement states otherwise:

(a) If the Employee or Consultant is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Cause (including without limitation, in a Japanese language agreement, "*seitō na riyū*" or "*gōriteki na riyū*"), the definition contained therein; or

(b) If no such agreement exists, or if such agreement does not define Cause: (i) the commission of, or plea of guilty or no contest to, a felony (including without limitation any criminal offense under Japanese law punishable by more than one year of imprisonment) or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate; (ii) conduct that brings or is reasonably likely to bring the Company or an Affiliate negative publicity or into public disgrace, embarrassment, or disrepute; (iii) gross negligence or willful misconduct with respect to the Company or an Affiliate; (iv) material violation of U.S. state or federal or Japanese securities laws; or (v) material violation of the Company's or an Affiliate's written policies or codes of conduct, including without limitation written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct and any work rules (*shūgyō kisoku*).

With respect to any Director or Statutory Auditor, unless the applicable Award Agreement states otherwise, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following:

 (a) malfeasance in office;

 (b) gross misconduct or neglect (including without limitation *jūkashitsu* under Japanese law);

 (c) false or fraudulent misrepresentation inducing the Director's or Statutory Auditor's appointment;

2

(d) willful conversion of corporate funds; or

(e) repeated failure to participate in Board meetings (or meetings of Statutory Auditors, if applicable) on a regular basis despite having received proper notice of the meetings in advance.

The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause. The good faith determination by the Committee of whether the Participant's Continuous Service is terminated by the Company for Cause shall be final and binding for all purposes hereunder.

"**Change in Control**" means:

(a) The direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries, taken as a whole, to any Person that is not a subsidiary of the Company;

(b) The Incumbent Directors cease for any reason to constitute at least a majority of the Board;

(c) The date which is ten (10) business days prior to the consummation of a complete liquidation or dissolution of the Company;

(d) The acquisition by any Person of Beneficial Ownership of 50% or more (on a fully diluted basis) of either (i) the then outstanding shares of Common Stock of the Company, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock (the "**Outstanding Company Common Stock**") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "**Outstanding Company Voting Securities**"); *provided, however*, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company or any Affiliate, (B) any acquisition by any employee benefit plan sponsored or maintained by the Company or any subsidiary, (C) any acquisition which complies with clauses, (i), (ii) and (iii) of subsection (e) of this definition or (D) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant); or

(e) The consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company's shareholders, whether for such transaction or the issuance of securities in the transaction (a "**Business Combination**"), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the entity resulting from such Business Combination (the "**Surviving Company**"), or (B) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the members of the board of directors (or the analogous governing body) of the Surviving Company (the "**Parent Company**"), is represented by the Outstanding Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the Outstanding Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities among the holders thereof immediately prior to the Business Combination; (ii) no Person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the Beneficial Owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the Parent Company (or the analogous governing body) (or, if there is no Parent Company, the Surviving Company); and (iii) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination were Board members at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination.

"**Code**" means the Internal Revenue Code of 1986, as it may be amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

"**Committee**" means a committee of one or more members of the Board appointed by the Board to administer the Plan in accordance with Section 3.3 and Section 3.4 (or, if the Board does not so appoint or delegate administration of the Plan, the Board).

"**Common Stock**" means the common stock, no par value, of the Company, or such other securities of the Company as may be designated by the Committee from time to time in substitution thereof.

"**Companies Act of Japan**" means the Companies Act of Japan (Act No. 86 of 2005, as amended).

"**Company**" means MEDIROM Healthcare Technologies Inc., a Japanese joint-stock corporation, and any successor thereto.

"**Consultant**" means any individual or entity which performs bona fide services to the Company or an Affiliate, other than as an Employee or Director, and who may be offered securities registerable pursuant to a registration statement on Form S-8 under the Securities Act, so long as (i) such person renders bona fide services that are not in connection with the offer and sale of the Company's securities in a capital-raising transaction, (ii) such person does not directly or indirectly promote or maintain a market for the Company's securities and (iii) the identity of such person would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on the registration of those securities on a Form S-8 Registration Statement under the Securities Act.

"**Continuous Service**" means the uninterrupted provision of services to the Company or any Affiliate in any capacity of Employee, Consultant, Director, Statutory Auditor, or other service provider. Subject to the determination and/or approval by the Committee or its delegate, Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Affiliate, or any successor entities, in any capacity of Employee, Consultant, Director, Statutory Auditor, or other service provider, or (iii) any change in status as long as the individual remains in the service of the Company or an Affiliate in any capacity of Employee, Consultant, Director, Statutory Auditor, or other service provider (except as otherwise provided in the applicable Award Agreement); *provided that* if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code. The Committee or its delegate, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence. The Committee or its delegate, in its sole discretion, may determine whether a Company transaction, such as a sale or spin-off of a division or subsidiary that employs a Participant, shall be deemed to result in a termination of Continuous Service for purposes of affected Awards, and such decision shall be final, conclusive and binding. In the case of an Employee, Continuous Service shall terminate at the time that the Company (or an Affiliate, if applicable) informs such Employee of the Company's (or such Affiliate's) intent to terminate, or seek the voluntary resignation of, such Employee, unless expressly agreed otherwise in writing by the Committee or its delegate.

"**Deferred Stock Units (DSUs)**" has the meaning set forth in Section 8.1(b) hereof.

"**Director**" means a member of the Board.

"**Disability**" means, unless the applicable Award Agreement provides otherwise, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; *provided, however,* for purposes of determining the term of an Incentive Stock Option pursuant to Section 6.10 hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Stock Option pursuant to Section 6.10 hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.

"**Disqualifying Disposition**" has the meaning set forth in Section 16.12.

"**Effective Date**" shall mean the date that the Company's shareholders approve this Plan if such shareholder approval occurs before the first anniversary of the date the Plan is adopted by the Board.

"**Employee**" means any person, including an Officer or Director, employed by the Company or an Affiliate; *provided, that,* for purposes of determining eligibility to receive Incentive Stock Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a Director or Statutory Auditor or payment of a Director's (or Statutory Auditor's) fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, including the rules thereunder and the successor provisions and rules thereto.

"**Fair Market Value**" means the fair market value of the shares of Common Stock, ADSs, Awards or other property on the date as of which the value is being determined, as determined by the Committee, or under procedures established by the Committee, subject to the following:

(a) If, on such date, the ADSs representing shares of the Common Stock are listed on any established stock exchange or a national market system in the United States:

(i) the Fair Market Value of a share of Common Stock shall be the aggregate price of the applicable number of ADSs which represent one share of Common Stock, determined based upon the closing price of an ADS (or if no sales were reported, the closing price on the last day on which the ADSs were so traded prior to the relevant date, or such other appropriate day as shall be determined by the Committee in its discretion) as quoted on such exchange or system on the day of determination; and

(ii) the Fair Market Value of an ADS shall be the closing price of an ADS (or if no sales were reported, the closing price on the last day on which the ADSs were so traded prior to the relevant date, or such other appropriate day as shall be determined by the Committee in its discretion) as quoted on such exchange or system on the day of determination; and

(b) The Fair Market Value shall be determined in good faith by the Committee without regard to any restriction other than a restriction which, by its terms, will never lapse, and such determination shall be conclusive and binding on all persons.

"**Fiscal Year**" means the Company's fiscal year.

"**Free Standing Rights**" has the meaning set forth in Section 7.

"**Good Reason**" means, unless the applicable Award Agreement states otherwise:

6

(a) If an Employee or Consultant is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Good Reason (including without limitation, in a Japanese language agreement, "*seitō na riyū*" or "*gōriteki na riyū*"), the definition contained therein; or

(b) If no such agreement exists or if such agreement does not define Good Reason, the occurrence of one or more of the following without the Participant's express written consent, which circumstances are not remedied by the Company within thirty (30) days of its receipt of a written notice from the Participant describing the applicable circumstances (which notice must be provided by the Participant within ninety (90) days of the Participant's knowledge of the applicable circumstances): (i) any material, adverse change in the Participant's duties, responsibilities or title; (ii) a material reduction in the Participant's base salary or bonus opportunity; or (iii) a geographical relocation of the Participant's principal office location by more than fifty (50) miles.

"**Grant Date**" means the date on which the Committee adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

"**Incentive Stock Option**" means an Option that is designated by the Committee as an incentive stock option within the meaning of Section 422 of the Code and that meets the requirements set out in the Plan.

"**Income Tax Act of Japan**" means the Income Tax Act of Japan (Act No. 33 of 1965, as amended).

"**Incumbent Directors**" means individuals who, on the Effective Date, constitute the Board, *provided that* any individual becoming a Director subsequent to the Effective Date whose election or nomination for election to the Board was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) shall be an Incumbent Director. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

"**Japanese SAR**" means a stock acquisition right (*shinkabuyoyakuken*), as described in Article 236 of the Companies Act of Japan and certain other provisions thereof.

"**Listing Market**" means the national securities exchange on which any securities of the Company are listed for trading, and if no such securities are listed for trading, the Nasdaq Stock Market.

"**Non-Employee Director**" means a Director who is a "non-employee director" within the meaning of Rule 16b-3.

"**Non-qualified Stock Option**" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option. For the avoidance of doubt, the terms Incentive Stock Option and Non-qualified Stock Option as used herein are defined with respect to United States law and do not refer to the qualification or lack of qualification for certain tax treatment under Japanese law (for example, *zeisei tekikaku* status or *zeisei hi-tekikaku* status under Japanese law).

"**Officer**" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

"**Option**" means an Incentive Stock Option or a Non-qualified Stock Option granted pursuant to the Plan. For clarity, an Option may be in the form of a Japanese SAR.

"**Optionholder**" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

"**Option Exercise Price**" means the price at which a share of Common Stock (or, in the case of an Option exercisable for ADSs, the number of ADSs representing one share of Common Stock) may be purchased upon the exercise of an Option.

"**Participant**" means an eligible person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

"**Performance Goals**" means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon business criteria or other performance measures determined by the Committee in its discretion.

"**Performance Period**" means one or more periods of time not less than one fiscal quarter in duration as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Performance Share Award.

"**Performance Share Award**" means any Award granted pursuant to Section 9 hereof.

"**Performance Share**" means the grant of a right to receive a number of actual shares of Common Stock (or, pursuant to Section 4.7, ADSs) or share units based upon the performance of the Company during a Performance Period, as determined by the Committee.

"**Permitted Transferee**" means: (a) a member of the Optionholder's immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the Optionholder's household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Optionholder) control the management of assets, and any other entity in which these persons (or the Optionholder) own more than 50% of the voting interests; (b) third parties designated by the Committee in connection with a program established and approved by the Committee pursuant to which Participants may receive a cash payment or other consideration in consideration for the transfer of a Non-qualified Stock Option; and (c) such other transferees as may be permitted by the Committee in its sole discretion.

"**Person**" means a person as defined in Section 13(d)(3) of the Exchange Act.

"**Plan**" means this MEDIROM Healthcare Technologies Inc. 2024 Equity Incentive Compensation Plan, as amended and/or amended and restated from time to time.

"**Related Rights**" has the meaning set forth in Section 7.

"**Restricted Award**" means any Award granted pursuant to Section 8.

"**Restricted Period**" has the meaning set forth in Section 8.

"**Rule 16b-3**" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Statutory Auditor**" means a statutory auditor (*kansayaku*), as described in Article 332 of the Companies Act of Japan and certain other provisions thereof.

"**Stock Appreciation Right**" means the right pursuant to an Award granted under Section 7 to receive, upon exercise, an amount payable in cash or shares equal to the number of shares subject to the Stock Appreciation Right that is being exercised multiplied by the excess of (a) the Fair Market Value of a share of Common Stock (or the corresponding number of ADSs) on the date the Award is exercised, over (b) the exercise price specified in the Stock Appreciation Right Award Agreement.

"**Stock for Stock Exchange**" has the meaning set forth in Section 6.4.

"**Substitute Award**" has the meaning set forth in Section 4.6.

"**Ten Percent Shareholder**" means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.

"**Total Share Reserve**" has the meaning set forth in Section 4.1.

3.   Administration.

3.1   Authority of Committee. The Plan shall be administered by the Committee or, in the Board's sole discretion, by the Board. Subject to the terms of the Plan, the Committee's charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan, the Committee shall have the authority:

(a)   to construe and interpret the Plan and apply its provisions;

(b)   to promulgate, amend, and rescind rules and regulations relating to the administration of the Plan;

(c)   to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

(d)   to delegate its authority to one or more Officers of the Company with respect to Awards that do not involve "insiders" within the meaning of Section 16 of the Exchange Act;

(e)   to determine when Awards are to be granted under the Plan and the applicable Grant Date;

(f)   from time to time to select, subject to the limitations set forth in this Plan, those eligible Award recipients to whom Awards shall be granted;

(g)   to determine the number of shares of Common Stock (or ADSs) to be made subject to each Award and whether the Awards will be exercisable into Common Stock (or ADSs);

(h)   to determine whether each Option is to be an Incentive Stock Option or a Non-qualified Stock Option;

(i)   to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;

(j)   to determine the target number of Performance Shares to be granted pursuant to a Performance Share Award, the performance measures that will be used to establish the Performance Goals, the Performance Period(s) and the number of Performance Shares earned by a Participant;

(k)   to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; *provided, however*, that if any such amendment impairs a Participant's rights or increases a Participant's obligations under his or her Award or creates or increases a Participant's federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant's consent;

(l)   to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company's employment policies;

(m)   to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;

(n)   to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; and

(o)   to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan.

The Committee also may modify the purchase price or the exercise price of any outstanding Award, *provided that* if the modification effects a repricing, shareholder approval shall be required before the repricing is effective.

3.2   Committee Decisions Final. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on the Company, any Affiliate, any Participant or Beneficial Owner, any Permitted Transferee and any other person claiming rights from or through any of the foregoing persons or entities, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.3   Delegation. The Committee or, if no Committee has been appointed, the Board may delegate administration of the Plan to a committee or committees of one or more members of the Board, and the term "**Committee**" shall apply to any person or persons to whom such authority has been delegated (and, if no such appointment or delegation has been made, the Board). The Committee shall have the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board or the Committee shall thereafter be to the committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. The members of the Committee shall be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution therefor, and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a Committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members and minutes shall be kept of all of its meetings and copies thereof shall be provided to the Board. Subject to the limitations prescribed by the Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

3.4   Committee Composition. Except as otherwise determined by the Board, the Committee shall consist solely of two or more Non-Employee Directors. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3. However, if the Board intends to satisfy such exemption requirements, with respect to any insider subject to Section 16 of the Exchange Act, the

Committee shall be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors. Within the scope of such authority, the Board or the Committee may delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. The Committee may appoint agents to assist it in administering the Plan. Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation or other committee of the Board that does not at all times consist solely of two or more Non-Employee Directors.

3.5   Reliance on Information. The Committee and the Board, and each member thereof, shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any Officer or Employee, the Company's independent auditors, Consultants or any other agents assisting in the administration of this Plan. Members of the Committee and the Board, and any Officer or Employee acting at the direction or on behalf of the Committee or the Board, shall not be personally liable for any action or determination taken or made in good faith with respect to this Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

4.   Shares Subject to the Plan.

4.1   Subject to adjustment in accordance with Section 13, the total number of shares of Common Stock reserved and available for delivery under this Plan as of any date shall be no more than 497,500 shares of Common Stock (including shares of Common Stock represented by ADSs) (the "**Total Share Reserve**"), less the number of Shares with respect to which Awards have previously been granted under the Plan (the "**Currently Outstanding Awards**"). Any shares of Common Stock (including ADSs representing shares of Common Stock) granted in connection with Options, Stock Appreciation Rights, or any other Awards shall be counted against this limit as one (1) share for every one (1) Option, Stock Appreciation Right or share of Common Stock awarded. During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards.

4.2   Shares of Common Stock available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner.

4.3   Subject to adjustment in accordance with Section 13, the total number of shares of Common Stock reserved and available for delivery under the Plan as a result of the exercise of Incentive Stock Options as of any date shall be no more than 124,375 shares of Common Stock (including shares of Common Stock represented by ADSs) (the "**ISO Limit**").

4.4   The maximum number of shares of Common Stock (including shares of Common Stock represented by ADSs) subject to Awards granted during a single Fiscal Year to any Non-Employee Director, together with any cash fees paid to such Non-Employee

Director during the Fiscal Year shall not exceed a total value of $100,000 (calculating the value of any Awards based on the grant date fair value for financial reporting purposes).

4.5   Any shares of Common Stock (including shares of Common Stock represented by ADSs) subject to an Award that expires or is canceled, forfeited, or terminated without issuance of the full number of shares of Common Stock to which the Award related will again be available for issuance under the Plan and not be deemed to be, and not be counted as, a Currently Outstanding Award. Any shares of Common Stock that again become available for future grants pursuant to this Section 4.5 shall be added back as one (1) share. Notwithstanding anything to the contrary contained herein, shares subject to an Award under the Plan shall be deemed to be and counted as Currently Outstanding Awards if such shares are (a) shares tendered in payment of an Option, (b) shares delivered or withheld by the Company to satisfy any tax withholding obligation, or (c) shares covered by a stock-settled Stock Appreciation Right or other Awards that were not issued upon the settlement of the Award.

4.6   Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines ("**Substitute Awards**"). Substitute Awards shall not be deemed to be, and not be counted as, Currently Outstanding Awards, and shall not reduce the Total Share Reserve; *provided, that*, Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as Incentive Stock Options shall be counted against the ISO Limit. Subject to applicable stock exchange requirements, available shares under a shareholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect such acquisition or transaction) may be used for Awards under the Plan and shall not reduce the Total Share Reserve.

4.7   In fulfilment of any Award relating to Common Stock under the Plan, the Company may, at any time while ADSs are listed on a national securities exchange, in its sole discretion, deliver to the depositary of the Company (the "**Depositary**") the relevant shares of Common Stock and the Depositary shall be instructed to deliver to the applicable Participant a corresponding amount of ADSs to the designated securities account of the Participant. Upon such ADSs being so delivered, the relevant Common Stock (or, in the case of awards exercisable for ADSs, the relevant ADSs) shall be considered to have been issued by the Company to the Participant without any further action being required.

5.   Eligibility.

5.1   Eligibility for Specific Awards. Incentive Stock Options may be granted only to Employees. Awards other than Incentive Stock Options may be granted to Employees, Consultants, Directors and Statutory Auditors and those individuals whom the Committee determines are reasonably expected to become Employees, Consultants, Directors and Statutory Auditors following the Grant Date.

5.2   Ten Percent Shareholders. A Ten Percent Shareholder shall not be granted an Incentive Stock Option unless the Option Exercise Price is at least 110% of the Fair Market Value of the Common Stock (or, in the case of an Incentive Stock Option exercisable for ADSs, 110% of the Fair Market Value of the number of ADSs representing one share of Common Stock) on the Grant Date and the Option is not exercisable after the expiration of five years from the Grant Date.

6.   Option Provisions. Each Option granted under the Plan shall be evidenced by an Award Agreement. Each Option so granted shall be subject to the conditions set forth in this Section 6, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options shall be separately designated Incentive Stock Options or Non-qualified Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock (or ADSs) purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other person if an Option designated as an Incentive Stock Option fails to qualify as such at any time or if an Option is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

6.1   Term. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, no Incentive Stock Option shall be exercisable after the expiration of 10 years from the Grant Date. The term of a Non-qualified Stock Option granted under the Plan shall be determined by the Committee; *provided, however*, no Non-qualified Stock Option shall be exercisable after the expiration of ten (10) years from the Grant Date.

6.2   Exercise Price of an Incentive Stock Option. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, the Option Exercise Price of each Incentive Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock (or, in the case of an Incentive Stock Option exercisable for ADSs, 100% of the Fair Market Value of the number of ADSs representing one share of Common Stock) subject to the Option on the Grant Date. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

6.3   Exercise Price of a Non-qualified Stock Option. Unless approved by a special majority of shareholders pursuant to the Companies Act of Japan, the Option Exercise Price of each Non-qualified Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock (or ADSs, as applicable) subject to the Option on the Grant Date. Notwithstanding the foregoing, a Non-qualified Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Code.

6.4   Consideration. The Option Exercise Price of Common Stock (or ADSs) acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (a) in cash, by bank remittance or by certified or bank check at the time the Option is exercised or (b) in the discretion of the Committee, upon such terms as the Committee shall approve. The Option Exercise Price may be paid: (i) by delivery to the Company of other Common Stock (or ADSs), duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Option Exercise Price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific shares of Common Stock (or ADSs) that have an aggregate Fair Market Value on the date of attestation equal to the Option Exercise Price (or portion thereof) and receives a number of shares of Common Stock (or ADSs) equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of Common Stock (or ADSs) (a "**Stock for Stock Exchange**"); (ii) by a "cashless" exercise program established with a broker; (iii) by reduction in the number of shares of Common Stock (or ADSs) otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate Option Exercise Price at the time of exercise; (iv) by any combination of the foregoing methods; or (v) in any other form of legal consideration that may be acceptable to the Committee. Unless otherwise specifically provided in the Option, the exercise price of Common Stock (or ADSs) acquired pursuant to an Option that is paid by delivery (or attestation) to the Company of other Common Stock (or ADSs) acquired, directly or indirectly from the Company, shall be paid only by shares of the Common Stock (or ADSs) of the Company that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Common Stock or ADSs are publicly traded (i.e., the Common Stock is, or ADSs are, listed on any established stock exchange or a national market system) an exercise by a Director, Statutory Auditor or Officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002 shall be prohibited with respect to any Award under this Plan.

6.5   Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.6   Transferability of a Non-qualified Stock Option. A Non-qualified Stock Option may, in the sole discretion of the Committee, be transferable to a Permitted Transferee, upon written approval by the Committee to the extent provided in the Award Agreement. If the Non-qualified Stock Option does not provide for transferability, then the Non-qualified Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.7   Vesting of Options. Each Option that vests solely based on the continued service of the Participant shall vest and therefore become exercisable no earlier than one (1) year after the Grant Date. Each Option that vests based on the achievement of performance or other criteria shall vest and therefore become exercisable no earlier than one (1) year after the Grant Date. No Option may be exercised for a fraction of a share of Common Stock or a number of ADSs representing a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of the Optionholder's death or Disability.

6.8   Termination of Continuous Service. Unless otherwise provided in an Award Agreement or in an employment agreement the terms of which have been approved by the Committee, in the event an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the Optionholder's Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; *provided that*, if the termination of Continuous Service is by the Company for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate.

6.9   Extension of Termination Date. An Optionholder's Award Agreement may also provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service for any reason would be prohibited at any time because the issuance of shares of Common Stock (or ADSs) would violate the registration requirements under the Securities Act or any other state or federal securities law or the rules of any securities exchange or interdealer quotation system, then the Option shall terminate on the earlier of (a) the expiration of the term of the Option in accordance with Section 6.1 or (b) the expiration of a period after termination of the Participant's Continuous Service that is three months after the end of the period during which the exercise of the Option would be in violation of such registration or other securities law requirements.

6.10   Disability of Optionholder. Unless otherwise provided in an Award Agreement, in the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (a) the date 12 months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate.

6.11   Death of Optionholder. Unless otherwise provided in an Award Agreement, in the event an Optionholder's Continuous Service terminates as a result of the Optionholder's death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder's death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Optionholder's death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.

6.12   Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock (or ADSs) with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Stock Options.

7.   Stock Appreciation Rights. Each Stock Appreciation Right granted under the Plan shall be evidenced by an Award Agreement. Each Stock Appreciation Right so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Stock Appreciation Rights may be granted alone ("**Free Standing Rights**") or in tandem with an Option granted under the Plan ("**Related Rights**").

7.1   Grant Requirements for Related Rights. Any Related Right that relates to a Non-qualified Stock Option may be granted at the same time the Option is granted or at any time thereafter but before the exercise or expiration of the Option. Any Related Right that relates to an Incentive Stock Option must be granted at the same time the Incentive Stock Option is granted.

7.2   Term. The term of a Stock Appreciation Right granted under the Plan shall be determined by the Committee; *provided, however*, no Stock Appreciation Right shall be exercisable later than the tenth anniversary of the Grant Date.

7.3   Vesting. Each Stock Appreciation Right shall vest and therefore become exercisable no earlier than one (1) year after the Grant Date. No Stock Appreciation Right may be exercised for a fraction of a share of Common Stock or a number of ADSs representing a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of the Award recipient's death or Disability.

7.4   Exercise and Payment. Upon exercise of a Stock Appreciation Right, the holder shall be entitled to receive from the Company an amount equal to the number of shares of Common Stock (or ADSs) subject to the Stock Appreciation Right that is being exercised multiplied by the excess of (i) the Fair Market Value of a share of Common Stock (or ADSs) on the date the Award is exercised, over (ii) the exercise price specified in the

Stock Appreciation Right or related Option. Payment with respect to the exercise of a Stock Appreciation Right shall be made on the date of exercise. Payment shall be made in the form of shares of Common Stock (or ADSs) (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Committee in its sole discretion), cash or a combination thereof, as determined by the Committee.

7.5 <u>Exercise Price</u>. The exercise price of a Free Standing Right shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of the shares of Common Stock (or ADSs representing such shares of Common Stock, as applicable) subject to such Free Standing Right on the Grant Date of such Stock Appreciation Right. A Related Right granted simultaneously with or subsequent to the grant of an Option and in conjunction therewith or in the alternative thereto shall have the same exercise price as the related Option, shall be transferable only upon the same terms and conditions as the related Option, and shall be exercisable only to the same extent as the related Option; *provided, however*, that a Stock Appreciation Right, by its terms, shall be exercisable only when the Fair Market Value per share of Common Stock (or per the number of ADSs representing one share of Common Stock, as applicable) subject to the Stock Appreciation Right and related Option exceeds the exercise price per share thereof and no Stock Appreciation Rights may be granted in tandem with an Option unless the Committee determines that the requirements of Section 7.1 are satisfied.

7.6 <u>Reduction in the Underlying Option Shares</u>. Upon any exercise of a Related Right, the number of shares of Common Stock (or ADSs) for which any related Option shall be exercisable shall be reduced by the number of shares (or ADSs) for which the Stock Appreciation Right has been exercised. The number of shares of Common Stock (or ADSs) for which a Related Right shall be exercisable shall be reduced upon any exercise of any related Option by the number of shares of Common Stock (or ADSs) for which such Option has been exercised.

8. <u>Restricted Awards</u>. A Restricted Award is an Award of actual shares of Common Stock or ADSs ("**Restricted Stock**") or hypothetical Common Stock or ADS units ("**Restricted Stock Units**") having a value equal to the Fair Market Value of an identical number of shares of Common Stock (or ADSs, as applicable), which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the "**Restricted Period**") as the Committee shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

8.1 <u>Restricted Stock and Restricted Stock Units</u>.

(a) Each Participant granted Restricted Stock shall execute and deliver to the Company an Award Agreement with respect to the Restricted Stock setting forth the restrictions and other terms and conditions applicable to such Restricted Stock. If the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (A) an escrow agreement satisfactory to the Committee, if applicable and (B) the appropriate blank stock power with respect to the Restricted Stock covered by such agreement. If a Participant fails to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and stock power, the Award shall be null and void. Subject to the restrictions set forth in the Award, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Stock, including the right to vote such Restricted Stock and the right to receive dividends; *provided that*, any cash dividends and stock dividends with respect to the Restricted Stock shall be withheld by the Company for the Participant's account, and interest may be credited on the amount of the cash dividends withheld at a rate and subject to such terms as determined by the Committee. The cash dividends or stock dividends so withheld by the Committee and attributable to any particular share of Restricted Stock (and earnings thereon, if applicable) shall be distributed to the Participant in cash or, at the discretion of the Committee, in shares of Common Stock or ADSs having a Fair Market Value equal to the amount of such dividends, if applicable, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

(b)   The terms and conditions of a grant of Restricted Stock Units shall be reflected in an Award Agreement. No shares of Common Stock or ADSs shall be issued at the time a Restricted Stock Unit is granted, and the Company will not be required to set aside funds for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder. The Committee may also grant Restricted Stock Units with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an Award Agreement ("**Deferred Stock Units**"). At the discretion of the Committee, each Restricted Stock Unit or Deferred Stock Unit (representing one share of Common Stock or the number of ADSs which represent one share of Common Stock) may be credited with an amount equal to the cash and stock dividends paid by the Company in respect of one share of Common Stock (or in respect of the number of ADSs which represent one share of Common Stock, as applicable) ("**Dividend Equivalents**"). Dividend Equivalents shall be withheld by the Company and credited to the Participant's account, and interest may be credited on the amount of cash Dividend Equivalents credited to the Participant's account at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Participant's account and attributable to any particular Restricted Stock Unit or Deferred Stock Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Committee, in shares of Common Stock (or ADSs) having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Stock Unit or Deferred Stock Unit and, if such Restricted Stock Unit or Deferred Stock Unit is forfeited, the Participant shall have no right to such Dividend Equivalents.

8.2   Restrictions.

(a)   Restricted Stock awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the stock certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent such shares are forfeited, the stock certificates shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect to such shares shall terminate without further obligation on the part of the Company.

(b)   Restricted Stock Units and Deferred Stock Units awarded to any Participant shall be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Stock Units or Deferred Stock Units are forfeited, all rights of the Participant to such Restricted Stock Units or Deferred Stock Units shall terminate without further obligation on the part of the Company and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.

(c)   The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock, Restricted Stock Units and Deferred Stock Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date the Restricted Stock or Restricted Stock Units or Deferred Stock Units are granted, such action is appropriate.

8.3   Restricted Period. The Restricted Period shall commence on the Grant Date and end no earlier than one (1) year after the Grant Date. Any Restricted Award that vests based on the achievement of performance or other criteria shall vest no earlier than one (1) year after the Grant Date. No Restricted Award may be granted or settled for a fraction of a share of Common Stock or a number of ADSs representing a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting in the terms of any Award Agreement upon the occurrence of the Award recipient's death or Disability.

8.4   Delivery of Restricted Stock and Settlement of Restricted Stock Units. Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in Section 8.2 and the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the stock certificate evidencing the shares of Restricted Stock (or the ADS, as applicable) which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share) and any cash dividends or stock dividends credited to the Participant's account with respect to such Restricted Stock and the interest thereon, if any. Upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, or at the expiration of the deferral period with respect to any outstanding Deferred Stock Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one share of Common Stock (or the number of ADSs which represent one share of Common Stock) for each such outstanding vested Restricted Stock Unit or Deferred Stock Unit ("**Vested Unit**") and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 8.1(b) hereof and the interest thereon or, at the discretion of the Committee, in shares of Common Stock (or ADSs) having a Fair Market Value equal to such Dividend Equivalents and the interest thereon, if any; *provided, however*, that, if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part Common Stock (or ADSs) in lieu of delivering only shares of Common Stock (or ADSs) for Vested Units. If a cash payment is made in lieu of delivering shares of Common Stock (or ADSs), the amount of such payment shall be equal to the Fair Market Value of the Common Stock (or ADSs) as of the date on which the Restricted Period lapsed in the case of Restricted Stock Units, or the delivery date in the case of Deferred Stock Units, with respect to each Vested Unit.

8.5   Stock Restrictions. Each certificate representing Restricted Stock awarded under the Plan shall bear a legend in such form as the Company deems appropriate.

9.   Performance Share Awards. Each Performance Share Award granted under the Plan shall be evidenced by an Award Agreement. Each Performance Share Award so granted shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. The Committee shall have the discretion to determine: (i) the number of shares of Common Stock (or ADSs) or stock-denominated units subject to a Performance Share Award granted to any Participant; (ii) the Performance Period applicable to any Award; (iii) the conditions that must be satisfied for a Participant to earn an Award; and (iv) the other terms, conditions and restrictions of the Award.

9.1   Earning Performance Share Awards. The number of Performance Shares earned by a Participant will depend on the extent to which the performance goals established by the Committee are attained within the applicable Performance Period, as determined by the Committee.

10.   Securities Law Compliance. Each Award Agreement shall provide that no shares of Common Stock or ADSs shall be purchased or sold thereunder unless and until (a) any then applicable requirements of Japanese and U.S. state and federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Committee may require. The Company may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of shares of Common Stock (or ADSs) under any Award until completion of such registration or qualification of such shares of Common Stock (or ADSs) or other required action under any Japanese or U.S. federal or state law, rule or regulation; listing or other required action with respect to the Listing Market; or compliance with any other obligation of the Company, as the Committee may consider necessary or appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of shares of Common Stock in compliance with applicable laws, rules, and regulations,

listing requirements, or other obligations. Notwithstanding anything to the contrary in this Plan, the Company shall not be required to register under the Securities Act the Plan, any Award or any Common Stock (or ADSs) issued or issuable pursuant to any such Award.

11.   Use of Proceeds from Stock. Proceeds from the sale of Common Stock or ADSs pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.

12.   Miscellaneous.

12.1   Acceleration of Exercisability and Vesting. The Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest; provided that such acceleration occurs upon the Award recipient's death or Disability.

12.2   Shareholder Rights. Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock or ADSs subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such shares of Common Stock (or, in the case of ADSs, the shares represented by the ADSs) are issued, except as provided in Section 13 hereof.

12.3   No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and with or without Cause or (b) the service of a Director pursuant to the By-laws and Articles of Incorporation of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

12.4   Transfer; Approved Leave of Absence. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another, or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee's right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

12.5   Withholding Obligations. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any federal, national, state, prefectural or local tax withholding obligation relating to the exercise or acquisition of Common Stock (or ADSs) under an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering cash payment; (b) authorizing the Company to withhold shares of Common Stock (or ADSs) from the shares of Common Stock (or ADSs) otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock (or ADSs) under the Award, *provided, however*, that no shares of Common Stock (or ADSs) are withheld with a value exceeding the maximum amount of tax required to be withheld by law; (c) delivering to the Company previously owned and unencumbered shares of Common Stock (or ADSs representing such shares) of the Company; or (d) withholding by the Company from subsequent compensation paid to the Participant (to the extent permitted by Applicable Laws).

12.6   Nature of Awards. For clarity, no Award granted under this Plan to an Employee who is a resident of Japan shall be, or shall be deemed to be, wages (*chingin*) or salary (*kyuryo*), unless otherwise required by Applicable Laws.

13.   Adjustments Upon Changes in Stock. In the event of changes in the outstanding Common Stock or ADSs or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the Grant Date of any Award, Awards granted under the Plan and any Award Agreements, the exercise price of Options and Stock Appreciation Rights, the Performance Goals to which Performance Share Awards are subject, and the maximum number of shares of Common Stock (including ADSs) subject to all Awards stated in Section 4 will be equitably adjusted or substituted, as to the number, price or kind of a share of Common Stock, ADSs or other consideration subject to such Awards to the extent necessary to preserve the economic intent of such Award. In the case of adjustments made pursuant to this Section 13, unless the Committee specifically determines that such adjustment is in the best interests of the Company or its Affiliates, the Committee shall, in the case of Incentive Stock Options, ensure that any adjustments under this Section 13 will not constitute a modification, extension or renewal of the Incentive Stock Options within the meaning of Section 424(h)(3) of the Code and in the case of Non-qualified Stock Options, ensure that any adjustments under this Section 13 will not constitute a modification of such Non-qualified Stock Options within the meaning of Section 409A of the Code. Any adjustments made under this Section 13 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act, to the extent applicable. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

14.   Effect of Change in Control.

14.1   Unless an Award Agreement expressly provides otherwise in connection with a Change in Control, notwithstanding any provision of the Plan to the contrary:

(a)   In the event of a Participant's termination of Continuous Service without Cause or for Good Reason during the 12-month period following a Change in Control, notwithstanding any provision of the Plan or any applicable Award

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Agreement to the contrary (except to the extent such Award Agreement expressly provides otherwise in connection with a Change in Control), all outstanding Options and Stock Appreciation Rights shall become immediately exercisable with respect to 100% of the shares (or ADSs) subject to such Options or Stock Appreciation Rights, and/or the Restricted Period shall expire immediately with respect to 100% of the outstanding shares of Restricted Stock or Restricted Stock Units as of the date of the Participant's termination of Continuous Service.

(b)   With respect to Performance Share Awards, in the event of a Participant's termination of Continuous Service without Cause or for Good Reason, in either case, within 12 months following a Change in Control, all Performance Goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions will be deemed met as of the date of the Participant's termination of Continuous Service.

To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) and (b) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control with respect to the shares of Common Stock (and ADSs, as applicable) subject to their Awards.

14.2   In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least 10 days' advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per share of Common Stock (or ADS) received or to be received by other shareholders of the Company in the event. In the case of any Option or Stock Appreciation Right with an exercise price that equals or exceeds the price paid for a share of Common Stock (or the number of ADSs representing one share of Common Stock) in connection with the Change in Control, the Committee may cancel the Option or Stock Appreciation Right without the payment of consideration therefor.

14.3   The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Affiliates, taken as a whole.

15.   Amendment of the Plan and Awards.

15.1   Amendment of Plan. The Board at any time, and from time to time, may amend or terminate the Plan. However, except as provided in Section 13 relating to adjustments upon changes in Common Stock (or ADSs) and Section 15.3, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy any Applicable Laws. At the time of such amendment, the Board shall determine, upon advice from counsel, whether such amendment will be contingent on shareholder approval.

15.2   Shareholder Approval. The Board may, in its sole discretion, submit any other amendment to the Plan for shareholder approval.

15.3   Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees, Consultants, Directors and Statutory Auditors with the maximum benefits provided or to be provided under the provisions of the Code, the Income Tax Act of Japan, the Japanese Act on Special Measures Concerning Taxation and the regulations promulgated thereunder relating to Incentive Stock Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

15.4   No Impairment of Rights. Rights granted to a Participant under any Award granted prior to an amendment of the Plan shall not be materially and adversely impaired by any amendment of the Plan unless (a) the Company requests the consent of the affected Participant and (b) the affected Participant consents in writing.

15.5   Amendment of Awards. The Committee at any time, and from time to time, may amend the terms of any one or more Awards; *provided, however*, that the Committee may not affect any amendment which would otherwise constitute an impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

16.   General Provisions.

16.1   Forfeiture Events. The Committee may specify in an Award Agreement that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a termination of the Participant's Continuous Service for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

16.2   Clawback. Notwithstanding any other provisions in this Plan, the Company may cancel any Award, require reimbursement of any Award by a Participant, and effect any other right of recoupment of equity or other compensation provided under the Plan in accordance with any Company policies that may be adopted and/or modified from time to time (**"Clawback Policy"**). In addition, a Participant may be required to repay to the Company previously paid compensation, whether provided pursuant to the Plan or an Award Agreement, in accordance with the Clawback Policy. By accepting an Award, the Participant is agreeing to be bound by the Clawback Policy, as in effect or as may be adopted and/or modified from time to time by the Company in its discretion (including, without limitation, to comply with applicable law or stock exchange listing requirements).

16.3   Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

16.4   Sub-Plans. The Committee may from time to time establish sub-plans under the Plan for purposes of satisfying securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Committee determines are necessary or desirable. All sub-plans shall be deemed a part of the Plan, but each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed.

16.5   Deferral of Awards. The Committee may establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Participant to payment or receipt of shares of Common Stock, ADSs or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program.

16.6   Unfunded Plan. The Plan shall be unfunded. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.

16.7   Recapitalizations. Each Award Agreement shall contain provisions required to reflect the provisions of Section 13.

16.8   Delivery. Upon exercise of a right granted under this Plan, the Company shall issue Common Stock, deliver ADSs or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of this Plan, 30 days shall be considered a reasonable period of time.

16.9   No Fractional Shares. No fractional shares of Common Stock (and no number of ADSs representing fractional shares of Common Stock) shall be issued or delivered pursuant to the Plan, provided that a non-fractional number of ADSs that represents a fractional number of shares Common Stock may be issued or delivered hereunder. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional shares of Common Stock or ADSs or whether any fractional shares or ADSs should be rounded, forfeited or otherwise eliminated.

16.10   Other Provisions. The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of Awards, as the Committee may deem advisable.

16.11   <u>Section 409A</u>. The Plan is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the "short-term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Participant's termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant's separation from service (or the Participant's death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

16.12   <u>Disqualifying Dispositions</u>. Any Participant who shall make a "disposition" (as defined in Section 424 of the Code) of all or any portion of shares of Common Stock (or ADSs) acquired upon exercise of an Incentive Stock Option within two years from the Grant Date of such Incentive Stock Option or within one year after the issuance of the shares of Common Stock (or ADSs, as applicable) acquired upon exercise of such Incentive Stock Option (a "**Disqualifying Disposition**") shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such shares of Common Stock (or ADSs).

16.13   <u>Section 16</u>. If the Board resolves that it intends to implement the Plan in a manner that satisfies the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act, then, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 16.13, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

16.14   <u>Beneficiary Designation</u>. Each Participant under the Plan may from time to time name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant's death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Committee and shall be effective only when filed by the Participant in writing with the Company during the Participant's lifetime.

16.15   <u>Expenses</u>. The costs of administering the Plan shall be paid by the Company.

16.16   <u>Severability</u>. If any of the provisions of the Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

16.17   Plan Headings. The headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

16.18   Non-Uniform Treatment. The Committee's determinations under the Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

17.   Effective Date of Plan. The Plan shall become effective as of the Effective Date, but no Award shall be exercised (or, in the case of a stock Award, shall be granted) unless and until the Plan has been approved by the shareholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

18.   Termination or Suspension of the Plan. The Plan shall terminate automatically on March 8, 2034, the tenth anniversary of the date on which the Plan is adopted by the Board. No Award shall be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to Section 15.1 hereof. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

19.   Choice of Law. The law of Japan shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to conflict of law rules.

20.   English Language Governs. The Plan was prepared in the English language, which language shall govern the interpretation of, and any dispute regarding, the terms of the Plan. If the Plan is translated into other languages, then the English language version will control.

As adopted by the Board of Directors of MEDIROM Healthcare Technologies Inc. on March 8, 2024.

As approved by the shareholders of MEDIROM Healthcare Technologies Inc. on [DATE].